Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
STANLEY, INC.
at
$37.50 NET PER SHARE
by
CGI FAIRFAX CORPORATION
a wholly owned subsidiary of
CGI FEDERAL INC.
an indirect wholly owned subsidiary of
CGI GROUP INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 17, 2010, UNLESS THE OFFER IS EXTENDED.

This Offer (the “Offer”) is being made pursuant to an Agreement and Plan of Merger, dated as of May 6, 2010 (the “Merger Agreement”), by and among CGI Group Inc., CGI Federal Inc., CGI Fairfax Corporation (“CGI-Fairfax”) and Stanley, Inc. (“Stanley”). The Offer is conditioned upon, among other things, the satisfaction of: (i) the Minimum Tender Condition (as defined herein), (ii) the Governmental Approval Conditions (as defined herein), and (iii) the other conditions set forth in this Offer to Purchase (this “Offer to Purchase”).

The term “Minimum Tender Condition” is defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer” and generally requires that the number of outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Stanley, which have been validly tendered and not withdrawn prior to the expiration of the Offer, represents at least a majority of the Fully Diluted Shares (as defined herein). The Term “Governmental Approval Conditions” is also defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer” and refers to (a) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (b) review and approval by the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950, (c) approval by the Defense Security Service of the United States Department of Defense of a plan to operate Stanley’s business pursuant to a “FOCI” (foreign ownership, control or influence) mitigation agreement that does not impose certain restrictions or conditions, and (d) 60 days having elapsed following notice under the International Traffic in Arms Regulations. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.” The Offer is not subject to a financing condition.

The Board of Directors of Stanley has unanimously:  (i) deemed it advisable and in the best interests of the Stanley and its stockholders that Stanley enter into the Merger Agreement and consummate the Offer, the merger of CGI-Fairfax with and into Stanley, with Stanley as the surviving corporation (the “Merger”), and the other transactions contemplated by the Merger Agreement, (ii) declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Stanley and its stockholders, (iii) approved the form, terms and conditions of the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that Stanley’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote their Shares in favor of adoption of the Merger Agreement.

The Dealer Manager for the Offer is:

Deutsche Bank Securities
Mailstop: NYC60-4515
Attention: Rama Ramabadran
60 Wall Street
New York, NY 10005

May 20, 2010

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IMPORTANT

Any Stanley stockholder wishing to tender Shares in the Offer must: (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares”, or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any Stanley stockholder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

SUMMARY TERM SHEET

CGI Fairfax Corporation (“CGI-Fairfax”), a wholly owned subsidiary of CGI Federal Inc. (“CGI-US”), an indirect wholly owned subsidiary of CGI Group Inc. (“CGI”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Stanley, Inc. (“Stanley”), for $37.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. This offer (the “Offer”) is made pursuant to and in accordance with the Agreement and Plan of Merger, dated as of May 6, 2010 (the “Merger Agreement”), by and among CGI, CGI-US, CGI-Fairfax and Stanley.

The following are answers to some of the questions you, as a Stanley stockholder, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

CGI-Fairfax’s legal name is CGI Fairfax Corporation. CGI-Fairfax is a Delaware corporation and a wholly owned subsidiary of CGI Federal Inc., a Delaware corporation and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada. CGI-Fairfax was formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and “The Tender Offer — Section 8 — Certain Information Concerning CGI, CGI-US and CGI-Fairfax.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer. See “The Tender Offer — Section 1 — Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $37.50 per Share net to you in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker, banker or other nominee tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Have any of Stanley’s stockholders agreed to tender their shares?

Yes. Certain stockholders collectively owning approximately 13.2% of Stanley’s outstanding Shares as of May 6, 2010 (approximately 12.3% of the Fully Diluted Shares), each of whom is a director and/or an officer of Stanley, have agreed to tender their Shares in the Offer pursuant to the Stockholders Agreement (as defined below). See “Introduction” to this Offer to Purchase and “The Tender Offer — Section 11 — The Merger Agreement — The Stockholders Agreement.”

Do you have the financial resources to make payment?

CGI Group Inc., our ultimate parent company, will provide CGI-Fairfax (through CGI Group Inc.’s direct or indirect wholly-owned subsidiaries) with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn and to provide funding for its Merger (as defined below) with Stanley, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. CGI intends to provide CGI-Fairfax (through CGI’s direct or indirect wholly-owned subsidiaries) with the necessary funds from cash on hand and CGI’s existing credit facility. See “The Tender Offer — Section 9 — Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of CGI-Fairfax and CGI is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

See “The Tender Offer — Section 9 — Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Thursday, June 17, 2010 (which is the end of the day on June 17, 2010), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See “The Tender Offer — Section 1 — Terms of the Offer” and “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Stanley nor CGI terminates the Merger Agreement in accordance with its terms:

•	We must extend the Offer on one or more occasions for any period not to exceed five business days (or such longer period as we and Stanley agree) for any one extension (though we are not obligated to extend the Offer beyond November 6, 2010), if at any then-scheduled expiration of the Offer any condition to the Offer is not satisfied.

•	We may, in our sole discretion, without Stanley’s consent, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”), or its staff, that is applicable to the Offer (though we cannot extend the Offer beyond November 6, 2010 without Stanley’s consent).

We do not anticipate that all Governmental Approval Conditions to the Offer will have been satisfied by the currently scheduled expiration date of June 17, 2010. Therefore, we anticipate that the Offer will be extended at that time.

In addition, following our acceptance of Shares tendered in the Offer, we may, and if requested by Stanley, we must, provide one or more subsequent offering periods of not less than ten business days, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

See “The Tender Offer — Section 1 — Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Investor Services Inc., the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See “The Tender Offer — Section 1 — Terms of the Offer.”

What is the “Top-Up Option” and when could it be exercised?

Under the Merger Agreement, if we do not own at least one share more than 90% of the total outstanding Shares after our acceptance of and deposit of payment for Shares pursuant to the Offer (or, if applicable, any subsequent offering period), we have the option, subject to certain limitations, to purchase from Stanley up to that number of newly issued Shares sufficient to cause CGI, CGI-US and CGI-Fairfax to own, immediately after the exercise of such option and the issuance of such Shares, one share more than 90% of the total outstanding Shares at a price per Share equal to the Offer Price to enable us to effect the Merger as a “Short-Form Merger” (as defined herein) without a vote or any further action by Stanley’s stockholders. We refer to this option as the “Top-Up Option” and to the Shares we may purchase under the Top-Up Option as the “Top-Up Option Shares.”

The Top-Up Option is exercisable only once, after the expiration of the Offer and any subsequent offering period (but before the fifth business day after the applicable expiration date of the Offer or any subsequent offering period), and at such time as CGI, CGI-US and CGI-Fairfax own, directly or indirectly, at least 80% of the Fully Diluted Shares. The Top-Up Option is not exercisable if any provision of any law or judgment prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise.

What is the “Minimum Tender Condition” to the Offer?

CGI-Fairfax is not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not withdrawn before the expiration of the Offer a number of Shares that represents at least a majority of the “Fully Diluted Shares” (meaning all of the outstanding securities entitled generally to vote in the election of directors of Stanley on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, excluding any Shares issuable pursuant to the Top-Up Option (as described in “The Tender Offer — Section 11 — Top-Up Option”)). We refer to this condition as the “Minimum Tender Condition.”

What are the most significant conditions to the Offer other than the Minimum Tender Condition?

In addition to the Minimum Tender Condition, the Offer is conditioned upon, among other things:

•	the expiration or termination prior to the Expiration Date (as defined in “The Tender Offer — Section 1 — Terms of the Offer”) of any waiting period applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or other applicable Federal, state, local or foreign competition, merger control, antitrust or similar statute, law, code, ordinance, rule or regulation;

•	following the filing of a joint voluntary notice with the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950 (“Exon-Florio”), the period of time for any applicable review process by CFIUS under Exon-Florio having expired, the President of the United States not having taken any action to prevent the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement, and CFIUS having issued a letter stating that it has completed its review and determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement;

•	the Defense Security Service of the United States Department of Defense (“DSS”) having approved a plan to operate Stanley’s business pursuant to a “FOCI” (foreign ownership, control or influence) mitigation agreement that does not impose restrictions or conditions requiring changes to the CGI-US Federal SSA (other than Reasonable Changes (as defined in “The Tender Offer — Section 11 — The Merger Agreement — Obligations to Cause Merger to Occur”)) and does not require a Material Limitation (as defined in “The Tender Offer — Section 11 — The Merger Agreement — Conditions to the Merger”);

•	a period of 60 days having elapsed following notice to the United States Department of State Directorate of Defense Trade Controls of the Offer and the Merger pursuant to the International Traffic in Arms Regulations Section 122.4(b); and

•	the Merger Agreement not being terminated in accordance with its terms.

For a complete description of all of the conditions to which the Offer is subject, see “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your broker, dealer or other nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three trading days (calculated by reference to the New York Stock Exchange) after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by July 18, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See “The Tender Offer — Section 4 — Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See “The Tender Offer — Section 4 — Withdrawal Rights.”

What does the Stanley Board think of the Offer?

The Board of Directors of Stanley (the “Stanley Board”) has unanimously: (i) deemed it advisable and in the best interests of Stanley and its stockholders that Stanley enter into the Merger Agreement and consummate the Offer, the merger of CGI-Fairfax with and into Stanley, with Stanley as the surviving corporation (the “Merger”), and the other transactions contemplated by the Merger Agreement, (ii) declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Stanley and its stockholders, (iii) approved the form, terms and conditions of the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that Stanley’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote their Shares in favor of adoption of the Merger Agreement.

A description of the reasons for the positions taken by the Stanley Board with respect to the Offer and the Merger is set forth in Stanley’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the tender offer is completed, will Stanley continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Stanley no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Stanley’s common stock will no longer be eligible to be traded through the New York Stock Exchange or other securities exchanges, there may not be an active public trading market for Stanley’s common stock, and Stanley may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See “The Tender Offer — Section 13 — Certain Effects of the Offer.”

Will the Offer be followed by a second-step merger if all of the Shares are not tendered in the Offer?

Yes. If the Offer is consummated and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law) are satisfied or waived, CGI-Fairfax will merge with and into Stanley and all then outstanding Shares (other than those held by CGI-Fairfax or by stockholders who validly exercise appraisal rights (as described below)) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest and less any required withholding taxes. If we purchase at least a majority of the total outstanding Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other Stanley stockholder. Furthermore, if pursuant to the Offer or otherwise (including by exercise of the Top-Up Option, as described above) we own at least 90% of the total outstanding Shares, we will be able to, and as promptly as practicable will, effect the Merger as a Short-Form Merger in accordance with Delaware law without any further action by the other remaining Stanley stockholders.

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, Stanley’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not vote in favor of the Merger, subject to and in accordance with Delaware law. See “The Tender Offer — Section 12 — Purpose of the Offer; Plans for Stanley — Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Stanley’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Stanley may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and “The Tender Offer — Section 13 — Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On May 6, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the closing sale price of Stanley’s common stock reported on the New York Stock Exchange was $29.00 per Share. On May 19, 2010, the last full trading day before we commenced the Offer, the closing sale price of Stanley’s common stock reported on the New York Stock Exchange was $36.56 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See “The Tender Offer — Section 6 — Price Range of Shares; Dividends.”

What are the United States Federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. In general, if you hold Shares as capital assets for U.S. Federal income tax purposes and are a U.S. Holder (as defined under “The Tender Offer — Section 5 — Material United States Federal Income Tax Consequences”), you will recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. Federal income tax at a maximum rate of 15% (assuming that your Shares are exchanged for cash on or before December 31, 2010). See “The Tender Offer — Section 5 — Material United States Federal Income Tax Consequences.”

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).

Who should I call if I have questions about the Offer?

You may call Laurel Hill Advisory Group at (888) 742-1305 (toll-free). Laurel Hill Advisory Group is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of Stanley, Inc.:

INTRODUCTION

CGI Fairfax Corporation, a Delaware corporation (“CGI-Fairfax”) and a wholly owned subsidiary of CGI Federal Inc., a Delaware corporation (“CGI-US”), which is an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada (“CGI”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Shares,” and each, a “Share”), of Stanley, Inc., a Delaware corporation (“Stanley”), at a price of $37.50 per Share, net to the seller in cash, without interest thereon, and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 6, 2010 (the “Merger Agreement”), among CGI, CGI-US, CGI-Fairfax and Stanley.

The Offer is conditioned upon, among other things, the satisfaction of: (i) the Minimum Tender Condition (as defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer”), which generally requires that the number of outstanding Shares, which have been validly tendered and not withdrawn prior to the Expiration Date, represents at least a majority of the Fully Diluted Shares, (ii) the Governmental Approval Conditions (as defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer”), which include the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), review and approval by the Committee on Foreign Investment in the United States (“CFIUS”), the Defense Security Service of the United States Department of Defense (“DSS”) having approved a plan to operate the business pursuant to a “FOCI” (foreign ownership, control or influence) mitigation agreement that that does not impose restrictions or conditions requiring changes to the CGI-US Federal SSA (other than Reasonable Changes (as defined in “The Tender Offer — Section 11 — The Merger Agreement — Obligations to Cause Merger to Occur”)) and does not require a Material Limitation (as defined in “The Tender Offer — Section 11 — The Merger Agreement — Obligations to Cause Merger to Occur”), and notice under the International Traffic in Arms Regulations (the “ITAR”), and (iii) the other conditions set forth in this Offer to Purchase. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.” The Offer is not subject to a financing condition.

For purposes of the Offer, the term “Fully Diluted Shares” means all outstanding shares of Stanley’s common stock on a fully diluted basis, after giving effect to the conversion or exercise of all options, rights and securities exercisable or convertible into such voting securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, excluding any Shares issuable pursuant to the Top-Up Option (as described in “The Tender Offer — Section 11 — Top-Up Option”. Stanley has advised CGI that, as of March 31, 2010, 24,141,919 Shares were issued and outstanding, 612,444 Shares were subject to vesting or other forfeiture conditions or repurchase by Stanley, 1,731,521 Shares were subject to outstanding options under Stanley’s 2006 Omnibus Incentive Compensation Plan, Stanley’s Executive Deferred Compensation and Equity Incentive Plan, and Stanley’s 1995 Stock Incentive Plan, and 2,803,775 Shares were reserved and available for issuance pursuant to Stanley’s 2006 Omnibus Incentive Compensation Plan, Stanley’s Executive Deferred Compensation and Equity Incentive Plan, Stanley’s 1995 Stock Incentive Plan and Stanley’s Employee Stock Purchase Plan.

The Merger Agreement is more fully described in “The Tender Offer — Section 11 — The Merger Agreement.”

Tendering stockholders who are record owners of their Shares and tender directly to Computershare Investor Services Inc., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by CGI-Fairfax pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of Stanley (the “Stanley Board”) has unanimously: (i) deemed it advisable and in the best interests of Stanley and its stockholders that Stanley enter into the Merger Agreement and consummate the Offer, the merger of CGI-Fairfax with and into Stanley with Stanley as the surviving corporation (the “Merger”), and the other transactions contemplated by the Merger Agreement, (ii) declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Stanley and its stockholders, (iii) approved the form, terms and conditions of the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that Stanley’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote their Shares in favor of adoption of the Merger Agreement.

A description of the reasons for the positions taken by the Stanley Board with respect to the Offer and the Merger is set forth in Stanley’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase.

As a condition to CGI, CGI-US and CGI-Fairfax entering into the Merger Agreement, Philip O. Nolan, William E. Karlson, George H. Wilson, Gregory M. Denkler, Brian J. Clark, Scott D. Chaplin and James H. Brabston (collectively, the “Tendering Stockholders”), who currently hold voting and dispositive power with respect to 3,178,563 Shares (excluding shares of restricted stock and shares underlying employee stock options), representing approximately 13.2% of the outstanding Shares as of May 6, 2010 (approximately 12.3% of the Fully Diluted Shares)), concurrently with the execution and delivery of the Merger Agreement entered into a Stockholders Agreement (the “Stockholders Agreement”), dated May 6, 2010, with CGI and CGI-US. Pursuant to the Stockholders Agreement, the Tendering Stockholders have severally agreed, among other things, (a) to tender certain Shares beneficially owned by them, as well as any additional Shares that they may acquire beneficial ownership of (in each case, excluding restricted stock and shares underlying employee stock options prior to the time such employee stock options are exercised) pursuant to the Offer, (b) if necessary, to vote (or cause to be voted), in person or by proxy, those Shares (i) in favor of the adoption of the Merger Agreement and any other action of Stanley’s stockholders requested in furtherance thereof, and (ii) against any other action, agreement or transaction submitted for approval to Stanley’s stockholders that (A) could reasonably be expected to lead to a “Company Takeover Proposal” (as defined below) or (B) is intended or would reasonably be expected to materially impede, materially delay or prevent the Offer, the Merger or the transactions contemplated by the Merger Agreement, and (c) to certain restrictions on the transfer of those Shares. See “The Tender Offer — Section 11 — The Merger Agreement — The Stockholders Agreement.”

The Merger Agreement provides that, subject to the conditions described in “The Tender Offer — Section 11 — The Merger Agreement — Conditions to the Merger,” CGI-Fairfax will be merged with and into Stanley with Stanley continuing as the surviving corporation, wholly owned by CGI-US. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by Stanley as treasury stock or owned by CGI, CGI-US or CGI-Fairfax, or their respective subsidiaries, all of which will automatically be canceled and will cease to exist, and (ii) Shares owned by Stanley’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $37.50 (or any other per Share price paid in the Offer) net to the seller in cash, without interest and less any required withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of a majority of the outstanding Shares. Stanley has agreed, if required by applicable law, to establish a record date (which will be as soon as practicable following expiration of the Offer) for, duly call, give notice of, convene and hold a special meeting of its stockholders for the purposes of considering and taking action upon the adoption of the Merger Agreement. CGI and CGI-US have agreed to cause all Shares owned by them or any of their respective subsidiaries to be voted in favor of adoption of the Merger Agreement. If the Minimum Tender Condition is satisfied and the Offer is completed, CGI-Fairfax will own a number of Shares sufficient to cause the Merger Agreement to be approved without the affirmative vote of any other Shares. See “The Tender Offer — Section 11 — The Merger Agreement.”

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of Stanley’s stockholders, if required by Delaware law. Pursuant to Delaware law, the affirmative vote of at least a majority of the outstanding Shares is the only vote of any class or series of Stanley’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Stanley’s stockholders. If we purchase Shares pursuant to the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other Stanley stockholder. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, pursuant to the “short-form” merger provisions of the DGCL, without any action or vote on the part of the board of directors or the stockholders of such other corporation. In order to facilitate a Short-Form Merger in accordance with Section 253 of the DGCL, following the completion of the Offer, Stanley has granted to CGI-Fairfax an option (the “Top-Up Option”), subject to the terms and conditions described herein, to purchase from Stanley, at a price per Share equal to the Offer Price, up to that number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by CGI or CGI-Fairfax at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares).

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), CGI-Fairfax will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn as permitted under “The Tender Offer — Section 4 — Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, June 17, 2010 (which is the end of the day on June 17, 2010), unless CGI-Fairfax, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of: (i) the Minimum Tender Condition (as defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer”), which generally requires that the number of outstanding Shares that have been validly tendered and not withdrawn prior to the Expiration Date, represents at least a majority of the Fully Diluted Shares, (ii) the Governmental Approval Conditions (as defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer”), which include the expiration or termination of applicable waiting periods under the HSR Act, review and approval by CFIUS, approval by DSS of a plan to operate the business pursuant to a FOCI mitigation agreement that does not impose restrictions or conditions requiring changes to the CGI-US Federal SSA (other than Reasonable Changes) and does not require a Material Limitation, and notice under the ITAR and (iii) the other conditions set forth in this Offer. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

The Merger Agreement provides that, so long as neither Stanley nor CGI terminates the Merger Agreement in accordance with its terms, CGI-Fairfax must extend the Offer for one or more consecutive increments of not more than five business days each (or for such longer period as may be agreed by Stanley) if at any then-scheduled Expiration Date any condition to the Offer is not satisfied (though CGI-Fairfax is not obligated to extend the Offer beyond November 6, 2010).

The Merger Agreement further provides that, so long as neither Stanley nor CGI terminates the Merger Agreement in accordance with its terms, CGI-Fairfax may, in its sole discretion, without Stanley’s consent, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”), or its staff, that is applicable to the Offer.

CGI-Fairfax may, and if requested by Stanley, must, provide one or more “subsequent offering periods” (each, a “Subsequent Offering Period”) of not less than ten business days, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

The termination rights of CGI and Stanley are described below and remain unaffected by the provisions in the preceding three paragraphs.

Any extension of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC. Such announcement will be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act.

During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by CGI-Fairfax pursuant to the Offer, may also be withdrawn at any time after November 6, 2010. If the initial offering period has expired and CGI-Fairfax provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission (with original delivered via overnight courier) notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. See “The Tender Offer — Section 4 — Withdrawal Rights.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, CGI-Fairfax expressly reserves the right to, in its sole discretion, waive, in whole or in part, any condition of the Offer or modify the terms of the Offer, except that, without Stanley’s consent, CGI-Fairfax may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify any such condition in any manner adverse to the holders of Shares, (v) except as summarized above, extend the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend the terms of the Offer in any manner adverse to the holders of Shares.

The rights reserved by CGI-Fairfax by the immediately preceding paragraph are in addition to CGI-Fairfax’s rights pursuant to “The Tender Offer — Section 15 — Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which CGI-Fairfax may choose to make any public announcement, CGI-Fairfax has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If CGI-Fairfax extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to CGI-Fairfax’s rights under the Offer, the Depositary may, nevertheless, on behalf of CGI-Fairfax, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under “The Tender Offer — Section 4 — Withdrawal Rights.” However, the ability of CGI-Fairfax to delay the payment for Shares that CGI-Fairfax has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, CGI-Fairfax makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, CGI-Fairfax will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, the Offer generally must remain open for a minimum of ten business days following the dissemination of such information to stockholders.

Stanley has provided CGI-Fairfax with Stanley’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed by or on behalf of CGI-Fairfax to record holders of Shares whose names appear on Stanley’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, bankers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in “The Tender Offer — Section 15 — Certain Conditions of the Offer,” CGI-Fairfax will accept for payment, and pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, CGI-Fairfax expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See “The Tender Offer — Section 16 — Certain Legal Matters; Regulatory Approvals.” If CGI-Fairfax provides for a Subsequent Offering Period, CGI-Fairfax will accept for payment, and pay for, all validly tendered Shares as they are received during a Subsequent Offering Period. See “The Tender Offer — Section 1 — Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that CGI-Fairfax may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), CGI-Fairfax will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when CGI-Fairfax gives oral or written notice to the Depositary of CGI-Fairfax’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from CGI-Fairfax and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If CGI-Fairfax extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to CGI-Fairfax’s rights under the Offer, the Depositary may, nevertheless, on behalf of CGI-Fairfax, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under “The Tender Offer — Section 4 — Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the

Exchange Act. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during such Subsequent Offering Period.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by CGI-Fairfax, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days (calculated by reference to the New York Stock Exchange (“NYSE”)) after the Expiration Date.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by CGI-Fairfax.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. CGI-Fairfax’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and CGI-Fairfax upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by CGI-Fairfax, in its sole discretion, which determination shall be final and binding on all parties. CGI-Fairfax reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of CGI-Fairfax, be unlawful. CGI-Fairfax also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of CGI-Fairfax. None of CGI-Fairfax, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. CGI-Fairfax’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of CGI-Fairfax as such stockholder’s agents, attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by CGI-Fairfax and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, CGI-Fairfax accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of CGI-Fairfax will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Stanley’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. CGI-Fairfax reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon CGI-Fairfax’s acceptance for payment of such Shares, CGI-Fairfax must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares that are tendered pursuant to the Offer may be withdrawn pursuant to the procedures described below at any time prior to the Expiration Date. Shares that are tendered may also be withdrawn at any time after July 18, 2010, 60 days after commencement of the Offer, unless accepted for payment on or before that date as provided in this Offer to Purchase.

For a withdrawal to be effective, a written or facsimile transmission (with original delivered via overnight courier) notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If CGI-Fairfax extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to CGI-Fairfax’s rights under the Offer, the Depositary may, nevertheless, on behalf of CGI-Fairfax, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described herein before the Expiration Date or at any time after July 18, 2010, unless theretofore accepted for payment as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See “The Tender Offer — Section 1 — Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by CGI-Fairfax, in its sole discretion, which determination will be final and binding. None of CGI-Fairfax, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a general summary of the material U.S. Federal income tax consequences of the Offer and the Merger to Stanley’s stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular stockholder, nor is it a complete analysis of all potential U.S. Federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, and any such change could possibly apply retroactively and could affect the tax consequences described below. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules, including, without limitation, the following: (i) financial institutions, (ii) insurance companies, (iii) dealers or traders in securities or currencies or notional principal contracts, (iv) tax-exempt entities, (v) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction, (vi) persons that are subject to the alternative minimum tax, (vii) regulated investment companies, (viii) real estate investment trusts, (ix) partnerships or other pass-through entities, (x) persons that have a “functional currency” other than the U.S. dollar, (xi) tax-qualified retirement plans or other tax deferred accounts, and (xii) expatriates. This summary does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation. This summary applies only to Stanley stockholders in whose hands Shares are capital assets within the meaning of Section 1221 of the Code.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of securities that is, for U.S. Federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over its administration, and (B) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is generally a person or entity that is not a U.S. Holder.

If a partnership (or other entity taxable as a partnership for U.S. Federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

THE DESCRIPTIONS OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE FOR GENERAL INFORMATION ONLY. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT ITS, HIS OR HER OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER ON A BENEFICIAL HOLDER OF SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.

Consequences of the Offer and the Merger to U.S. Holders.  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. In general, a U.S. Holder who sells Shares for cash pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize a capital gain or loss for U.S. Federal income tax purposes in an amount equal to the difference, if any, between the U.S. dollar amount received and such U.S. Holder’s adjusted tax basis in the Shares. Gain or loss will generally be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any such gain or loss will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such Shares exceeds one year at the time of disposition pursuant to the Offer or the Merger, as the case may be. If the U.S. Holder is a non-corporate stockholder, any long-term capital gain generally will be subject to U.S. Federal income tax at a maximum rate of 15% (assuming that your Shares are exchanged for cash on or before December 31, 2010). In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

Consequences of the Offer and Merger to Non-U.S. Holders.  A Non-U.S. Holder generally will not be subject to U.S. Federal income tax on gain realized on the disposition of Shares pursuant to the Offer or the Merger provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition.

Backup Withholding.  Under the “backup withholding” provisions of U.S. Federal income tax law, all payments to which any stockholder would be entitled pursuant to the Offer or the Merger will be subject to backup withholding at a rate of 28%, unless the stockholder is (i) a corporation, a Non-U.S. Holder or another exempt recipient, or (ii) provides a taxpayer identification number (“TIN”) and certifies that no loss of exemption from backup withholding has occurred. Each U.S. Holder should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding. Each Non-U.S. Holder must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to such Non-U.S. Holder’s exempt foreign status in order to qualify as an exempt recipient.

A stockholder’s failure to provide a correct TIN, if required, may subject the stockholder to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against a stockholder’s U.S. Federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax for any stockholder, such stockholder may obtain a refund by filing a U.S. Federal income tax return. Each stockholder should consult its, his or her own tax advisors as to such stockholder’s qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.	Price Range of Shares; Dividends.

The Shares trade on NYSE under the symbol “SXE.” The following table sets forth the high and low closing prices per Share for the periods indicated. Share prices are as reported on NYSE based on published financial sources.

Quarter Ended	High	Low

June 25, 2010 (through May 19, 2010)	$36.79	$28.66
March 31, 2010	$29.05	$22.23
December 25, 2009	$29.29	$25.22
September 25, 2009	$32.88	$25.55
June 26, 2009	$32.35	$24.20

Quarter Ended	High	Low

March 31, 2009	$36.22	$23.92
December 26, 2008	$37.12	$27.20
September 26, 2008	$37.74	$31.23
June 27, 2008	$35.01	$24.22

On May 6, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the closing sale price of Stanley’s common stock reported on NYSE was $29.00 per Share.

On May 19, 2010, the last full trading day before the commencement of the Offer, the closing sale price of Stanley’s common stock reported on NYSE was $36.56 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Stanley has never declared nor paid any cash dividends on the Shares.

7.	Certain Information Concerning Stanley.

General.  Stanley is a Delaware corporation with its principal executive offices located at 3101 Wilson Boulevard, Suite 700, Arlington, Virginia 22201. Stanley’s telephone number is (703) 684-1125. The following description of Stanley and its business is qualified in its entirety by reference to Stanley’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. Stanley is a provider of information technology services and solutions to U.S. defense, intelligence and Federal civilian government agencies. Stanley offers its customers solutions to support any stage of program, product development or business lifecycle through five service areas: systems engineering, enterprise integration, operational logistics, business process outsourcing and advanced engineering and technology. Stanley derives substantially all of its revenue from U.S. Federal government agencies.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Stanley is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Stanley’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Except as otherwise provided in this Offer to Purchase, the information concerning Stanley contained herein has been taken from or is based upon Stanley reports and other Stanley documents filed with the SEC or otherwise publicly available. CGI-US, CGI and CGI-Fairfax have relied on the accuracy of such information furnished by Stanley and/or included in the publicly available information on Stanley and have not made any independent attempt to verify the accuracy of such information.

8.	Certain Information Concerning CGI, CGI-US and CGI-Fairfax.

General.  CGI is a corporation organized under the laws of the Province of Québec with its principal executive offices located at 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8. The telephone number of CGI at such offices is (514) 841-3200.

Founded in 1976 and headquartered in Montreal, Québec, Canada, CGI is one of the largest independent providers of end-to-end information technology services (commonly referred to as IT services) and business process services to clients worldwide, utilizing a highly customized, cost efficient delivery model. CGI and its affiliated companies have approximately 26,000 professionals in 16 countries. CGI’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America,

Europe and India. CGI also has a number of leading business solutions that support long-term client relationships. More specifically, CGI’s services are generally broken down as follows:

•	Consulting: CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration: CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•	Management of IT and business functions (outsourcing): Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best-suited technology, while retaining control over strategic IT and business functions. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.

CGI targets clients in certain vertical markets where it has developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing.

As of the date of this Offer to Purchase, CGI does not own any Shares.

CGI-US is a Delaware corporation with its principal executive offices located at 12601 Fair Lakes Circle, Fairfax, Virginia 22033. The telephone number of CGI-US is (703) 227-6000. CGI-US is a global business and information technology consulting firm. Its mission is to partner with customers to improve their business performance through the intelligent use of information technology.

CGI-Fairfax is a Delaware corporation with its principal offices located at 12601 Fair Lakes Circle, Fairfax, Virginia 22033. The telephone number of CGI-Fairfax is (703) 227-6000. CGI-Fairfax is a wholly owned subsidiary of CGI-US. CGI-Fairfax was formed for the purpose of making a tender offer for all of the Shares of Stanley and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Schedule I hereto sets forth specified information regarding each of the directors and executive officers of CGI-Fairfax, CGI-US and CGI, including such person’s name, citizenship, business address, current principal occupation or employment and five-year employment history.

Except as described in this Offer to Purchase, Schedule I to this Offer to Purchase and the Stockholders Agreement, (i) neither CGI-US, CGI-Fairfax nor CGI, nor any of the persons listed on Schedule I or any associate or other majority-owned subsidiary of CGI-US or CGI-Fairfax or of any of the persons listed on Schedule I, beneficially owns or has a right to acquire any Shares or any other equity securities of Stanley, and (ii) neither CGI-US, CGI-Fairfax or CGI, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Stanley during the past 60 days.

Except as set forth in this Offer to Purchase and the Stockholders Agreement, none of CGI-US, CGI-Fairfax or CGI, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Stanley or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase and the Stockholders Agreement, during the past two years there have been no negotiations, transactions or material contacts between CGI, CGI-US or any of their subsidiaries (including CGI-Fairfax) or, to the knowledge of CGI, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and Stanley or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of CGI-US, CGI-Fairfax, CGI or the persons listed on Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of CGI-US, CGI-Fairfax, CGI or the persons listed on Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. Federal or state securities laws, or a finding of any violation of U.S. Federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, CGI-US, CGI-Fairfax and CGI have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, CGI is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file annual reports, with the SEC relating to its business, financial condition and other matters and is required to furnish to the SEC reports on Form 6-K which include information it publicly discloses under Canadian law, files with the NYSE or distributes to its stockholders. The Schedule TO and the exhibits thereto, and such reports and other information filed by CGI-US, CGI-Fairfax and CGI with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that CGI-US, CGI-Fairfax and CGI have filed with the SEC via the EDGAR system.

9.	Source and Amount of Funds.

The Offer is not conditioned upon CGI’s or CGI-Fairfax’s ability to finance the purchase of Shares pursuant to the Offer. CGI and CGI-Fairfax estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and the Merger, and make payments to holders of outstanding options and shares of restricted stock as required by the Merger Agreement, is approximately $1.07 billion, including related transaction fees and expenses. CGI will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause CGI-Fairfax to have sufficient funds available to consummate such transactions. CGI expects to obtain the necessary funds from existing cash balances and CGI’s existing credit facility.

CGI has a five-year senior unsecured revolving credit facility (the “Credit Facility”) available for an amount of Cdn$1.5 billion (or the equivalent thereof in US $) that expires in August 2012. The Credit Facility also includes an accordion feature of Cdn$250 million (or the equivalent thereof in US $), which, if additional lender commitment were obtained, would bring the Credit Facility’s potential borrowing capacity to Cdn$1.75 billion (or the equivalent thereof in US $); however, the lenders are not obligated to fund any of the requested increase in commitments pursuant to the accordion feature. The Credit Facility is syndicated through 20 international financial institutions, and is being led by National Bank of Canada, JPMorgan Chase Bank, N.A. and Caisse centrale Desjardins. The other participants include Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank, Bank of America, N.A., Bank of America, N.A. (Canada Branch), Caisse centrale Desjardins (US Branch), Caisse de dépôt et placement du Québec, JPMorgan Chase Bank, N.A. (Toronto Branch), KeyBank National Association, National Bank of Canada (New York Branch), Bank of Montreal, Bank of Montreal (Chicago Branch), Royal Bank of Canada, The Royal Bank of Scotland N.V. (as successor in interest to ABN AMRO Bank N.V. and ABN AMRO Bank N.V. (Canada Branch)), Wachovia Bank, National Association, United Overseas Bank Limited (New York Agency), United Overseas Bank Limited (Vancouver Branch), CIBC Inc., Citibank N.A., Citibank N.A. (Canadian Branch), Bank of Tokyo-Mitsubishi UFJ (Canada), Toronto Dominion (Texas) LLC, Société Générale, Société Générale (Canada Branch), Sumitomo Mitsui Banking Corporation of Canada, Comerica Bank, Comerica Bank (Canada Branch), BNP Paribas (Canada), BNP Paribas (New York Office), and Deutsche Bank AG.

The applicable interest rate charged under the Credit Facility is based on CGI’s leverage ratio and the form of borrowing chosen by CGI. The Credit Facility bears interest, at the option of CGI, at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of CGI’s leverage ratio. The Credit Facility is also available in the form of banker’s acceptance (for Canadian dollar advances) and in the form of letters of credit (the face amount of such letters of credit not to exceed at any time in the aggregate

Cdn$200,000,000). As of May 17, 2010, an amount of Cdn$241,723,125 has been drawn upon this facility (including by way of issuance of letters of credit). In addition to the Credit Facility, CGI has available demand lines of credit in the amount of Cdn$25,000,000. At May 17, 2010, no amount had been drawn upon these facilities.

The disbursement of any advance under the Credit Facility is conditional upon the satisfaction of customary conditions precedent, including, among others, that the representations and warranties made under the documents governing the Credit Facility are true and correct at the time of any such advance is made and that no default shall have occurred and be continuing at such time thereunder.

The above description of the Credit Facility is qualified in its entirety by reference to the documents governing the Credit Facility, copies of which are filed as an exhibit to the Schedule TO.

We do not believe that the financial condition of CGI-Fairfax or CGI is material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with Stanley.

CGI continually reviews its position in the information technology and business process services industry to examine potential strategic business acquisitions consistent with its corporate strategies. Both its operating and corporate management teams spend time identifying potential business acquisitions of interest to CGI and regularly engage in discussions with companies that appear to be appropriate candidates for business combinations. Stanley was identified by CGI’s personnel as a part of this ongoing process.

Although CGI and Stanley, as common in the industry, have had frequent contacts for years relating to contracting relationships, there had never been discussions concerning a business combination until February 2010. On February 9, 2010, Mr. Serge Godin, Executive Chairman of the Board of CGI, contacted Philip O. Nolan, Chairman, President and Chief Executive Officer of Stanley, to request a meeting and for the first time expressed CGI’s interest in pursuing discussions with Stanley regarding a potential business combination. On February 16, 2010, Mr. Nolan agreed to meet with Mr. Godin.

On February 16, 2010, Mr. Godin, accompanied by Michael E. Roach, President and Chief Executive Officer of CGI, and George Schindler, President of CGI-US, met with Mr. Nolan to discuss a potential business combination. During this meeting, Messrs. Godin, Roach and Schindler confirmed that CGI was seeking to make a friendly bid and that CGI was willing to pay a fair premium for Stanley. At the meeting, Mr. Nolan agreed that if CGI presented an indication of value for Stanley that was sufficiently compelling, Stanley would agree to a follow-up meeting with additional members of the executive management teams of CGI and Stanley.

On February 23, 2010, Mr. Nolan was contacted by Mr. Godin to discuss further a potential strategic transaction between Stanley and CGI. During this discussion, Mr. Godin provided a verbal indication of value for Stanley of $33.50 per Share, representing a premium of approximately 39% over the then trading price of Shares. Mr. Nolan and Mr. Godin agreed that a non-disclosure agreement should be executed to allow Stanley to share with CGI confidential information about Stanley’s business and that a follow-up meeting should be scheduled with members of the executive management teams of Stanley and CGI.

Also on February 23, 2010, Stanley and CGI executed the Non-Disclosure Agreement, pursuant to which Stanley would furnish CGI, on a confidential basis, certain information concerning Stanley for the purpose of CGI’s evaluation of a possible transaction between Stanley and CGI. The Non-Disclosure Agreement also contained a standstill covenant pursuant to which CGI and Stanley agreed, subject to certain conditions, not to attempt to acquire or otherwise seek control of the other party, on an unsolicited basis, prior to February 23, 2011.

On February 24, 2010, CGI engaged Fasken Martineau DuMoulin LLP (“Fasken”), and Holland & Knight LLP (“H&K”) as outside legal counsel to represent CGI in connection with a potential acquisition of Stanley.

On March 3, 2010, Messrs. Godin, Roach, Schindler, Andre Imbeau, Executive Vice-Chairman of the Board and Corporate Secretary of CGI, R. David Anderson, Chief Financial Officer of CGI, and Ms. Donna S. Morea, President, U.S., Europe and Asia, of CGI, met with Messrs. Nolan, Scott Chaplin, Senior Vice President, General Counsel and Secretary of Stanley, Brian J. Clark, Executive Vice President, Chief Financial Officer and Treasurer of Stanley, George H. Wilson, Executive Vice President of Stanley, Gregory M. Denkler, Executive Vice President of Shared Services of Stanley, James H. Brabston, Senior Vice President of Mission Systems Group of Stanley, E. Patrick Flannery, Senior Vice President of Business Operations Group of Stanley, and Eric A. Wolking, Senior Vice President of Technical Programs Group of Stanley. At the meeting each executive management team made a presentation regarding its business.

On March 5, 2010, Mr. Godin, in the process of the continuing negotiations, verbally communicated to Mr. Nolan that CGI, would be willing to increase its per share valuation of Stanley to $36.75 and was prepared to begin to conduct detailed due diligence, subject to Stanley granting CGI a period of exclusivity during which CGI would conduct its due diligence and the parties would negotiate definitive agreements. Mr. Godin also indicated that CGI expected a stockholder voting agreement involving certain of Stanley’s largest inside stockholders to be executed as a condition to any transaction, as well as a customary termination fee. Mr. Godin indicated that CGI was not willing to proceed unless Stanley agreed to those conditions.

During March 2010, CGI reviewed publicly available information about Stanley and held several internal meetings of its executive management team concerning a potential business combination with Stanley. Negotiations continued on price with CGI seeking to make a bid acceptable to Stanley and Stanley attempting to drive the proposed price higher.

On March 10, 2010, representatives of Sagent Advisors, Inc. (“Sagent”), Stanley’s financial advisor, communicated to CGI that the Stanley Board would be willing to consider entering into a period of exclusivity with CGI at an indicative value of $38.25 per share.

On March 13, 2010, a telephone conversation took place between Mr. Nolan and Mr. Godin, during which Mr. Godin verbally communicated to Mr. Nolan that CGI was increasing its per share valuation of Stanley to $37.00, but again reiterated that CGI would require a period of exclusivity for detailed due diligence and the negotiation of definitive agreements, as well as a stockholder voting agreement involving certain of Stanley’s largest inside stockholders and a customary termination fee. Mr. Godin and Mr. Nolan also discussed CGI’s internal estimate of potential cost savings that could be achieved in a business combination transaction. The parties agreed that it would be productive to further explore CGI’s contemplated cost savings.

During the week of March 15, 2010, representatives of Sagent and Mr. Clark held discussions with management employees of CGI with the objective of identifying and agreeing to achievable cost savings, including a review of Stanley’s indirect cost structure.

On March 31, 2010, Mr. Godin contacted Sagent to verbally inform Stanley that CGI had increased its per share valuation to $37.50. Based upon CGI’s review of the information that was provided by Stanley to CGI, as well as CGI’s internal cost savings analysis, Mr. Godin indicated that CGI would not increase its per share valuation any higher than $37.50. During this conversation, Mr. Godin again reconfirmed that the grant of a period of exclusivity to conduct due diligence and to negotiate definite agreements was a precondition to moving forward. He also reiterated that CGI would expect a stockholder voting agreement involving certain of Stanley’s largest inside stockholders and a customary termination fee.

On April 6, 2010, Stanley held a special meeting of the Stanley Board by telephone conference. At the conclusion of the special meeting, the Stanley Board agreed to direct the management of Stanley to grant exclusivity to CGI until May 6, 2010, at an indicative offer price of $37.50 per share, provided that an acceptable termination fee was agreed upon with CGI in advance and provided that the terms of any stockholder agreement would be customary, including with respect to the termination thereof.

During the week of April 6, 2010, the management teams and legal advisors of Stanley and CGI discussed and negotiated the size of a termination fee that would be acceptable to the Stanley Board. At the conclusion of this negotiation, the parties agreed that the termination fee would be $28 million.

On April 8, 2010, CGI held a meeting of its board of directors at which management made a detailed presentation regarding the proposed transactions. CGI engaged Deutsche Bank and TD Securities Inc. to act as its financial advisors in connection with the potential acquisition of Stanley.

On April 9, 2010, CGI submitted a non-binding proposal to acquire Stanley for $37.50 per Share which, among other things, reflected the parties’ agreed upon $28 million termination fee.

On April 9, 2010, Stanley and CGI executed an agreement which provided CGI with a period of exclusivity through the close of business on May 6, 2010 (the “Exclusivity Agreement”).

On April 9, 2010, following the execution of the Exclusivity Agreement, Stanley granted CGI access to an online data room, which contained detailed financial, operating and other information about Stanley.

During the weeks of April 12 through May 3, 2010, CGI dispatched a large team and conducted a comprehensive review of Stanley’s business and operations through the examination of confidential documents within the online data room, as well as multiple in-person due diligence sessions with various members of Stanley’s management.

On April 13, 2010, representatives of Cravath, Swaine & Moore LLP (“Cravath”) delivered a draft of the Merger Agreement to H&K, and on April 18, 2010 representatives of Cravath delivered a draft of the Stockholders Agreement to CGI. On April 20, 2010, representatives of H&K and Fasken delivered, on behalf of CGI, comments to the Merger Agreement to representatives of Cravath. From April 20, 2010 through May 6, 2010, representatives of CGI and Stanley and their respective legal and financial advisors negotiated the terms of the Merger Agreement and the Stockholders Agreement. During that period, numerous drafts of the Merger Agreement and the Stockholders Agreement and related documentation were negotiated and exchanged between the parties.

In addition, from April 20, 2010 through April 27, 2010, the management teams and legal advisors (including outside regulatory counsel) of Stanley and CGI had numerous discussions and negotiations concerning certain provisions of the Merger Agreement related to regulatory matters. On the evening of April 26, the management teams and legal advisors (including outside regulatory counsel) of Stanley and CGI met to discuss these provisions and agreed that CGI would commit to make certain changes, required or imposed by DSS, to CGI Federal’s Special Security Agreement and to accept all restrictions or conditions imposed or required by DSS on the operations of Stanley or CGI’s control of Stanley, but in all cases, CGI would be permitted to sell or otherwise dispose of a particular government contract rather than accept such restrictions or conditions. Additionally, CGI would not be required to accept any restrictions or conditions (with certain exceptions) with respect to government contracts that collectively represent annual Stanley revenues of in excess of $150.0 million.

On April 27, 2010, CGI held a meeting of its board of directors at which the board reviewed a detailed presentation concerning Stanley, its business and the status of the negotiations of the terms of the Merger Agreement and the Stockholders Agreement.

On April 30, 2010, at the Stanley Board’s direction, representatives of Sagent and Stanley’s management requested that CGI increase its offer price to $38.50 as a result of Stanley’s financial performance for the fiscal year ended March 31, 2010.

On May 2, 2010, representatives of Stanley and Sagent conducted a conference call with Mr. Godin, Mr. Roach and Claude Seguin, CGI’s Senior Vice-President, Corporate Development and Strategic Investments, to discuss certain terms of the Merger Agreement as well as Stanley’s requested increase of CGI’s proposed offer price. During this conference call, CGI reaffirmed its proposed offer price of $37.50 per Share and indicated that CGI would not increase its offer price.

On May 6, 2010, the Merger Agreement and the proposed transactions were unanimously approved by the board of directors of Stanley, and the board of directors of CGI and CGI-US unanimously approved the Merger Agreement and the proposed transactions.

Following the approval of the transaction by the Stanley Board on May 6, 2010, the Merger Agreement and other transaction-related documents were signed and, on the morning of May 7, 2010, CGI and Stanley issued a joint press release announcing the execution of the Merger Agreement.

11.	The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than ten business days after the date of the Merger Agreement. The obligations of CGI-Fairfax to (and the obligations of CGI and CGI-US to cause CGI-Fairfax to) accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the conditions that are described in “The Tender Offer — Section 15 — Certain Conditions of the Offer.” CGI-Fairfax expressly reserves the right to, in its sole discretion, waive, in whole or in part, any condition to the Offer or modify the terms of the Offer, except that, without Stanley’s consent, CGI-Fairfax will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify any such condition in any manner adverse to the holders of Shares, (v) except as summarized below, extend the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend the terms of the Offer in any manner adverse to the holders of Shares.

Notwithstanding the foregoing, as long as neither Stanley nor CGI terminates the Merger Agreement in accordance with its terms, CGI-Fairfax must extend the Offer on one or more occasions for any period not to exceed five business days (or such longer period as CGI-Fairfax and Stanley agree) for any one extension (though CGI is not obligated to extend the Offer beyond November 6, 2010), if at such Expiration Date any of the conditions of the Offer is not satisfied. In addition, CGI-Fairfax may, in its sole discretion, without Stanley’s consent, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. Finally, CGI-Fairfax may and, if requested by Stanley, CGI-Fairfax must, make available one or more “subsequent offering periods”, in accordance with Rule 14d-11 of the Exchange Act, of not less than ten business days.

In any event, the Offer may not be terminated prior to its Expiration Date (as such Expiration Date may be extended and re-extended in accordance with the Merger Agreement), unless the Merger Agreement is validly terminated in accordance with the termination provisions thereof. The termination rights of CGI and Stanley are as set forth in the Merger Agreement and described below and remain unaffected by the foregoing provisions in the Merger Agreement.

Top-Up Option.  Stanley granted CGI-Fairfax an irrevocable option (i.e., the Top-Up Option), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price paid in the Offer, newly issued Shares in an amount equal to (and not less than) the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by CGI, CGI-US and CGI-Fairfax at the time of exercise of the Top-Up Option, constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Option Shares, provided that this option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued (and not reserved for issuance) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only once, after the expiration of the Offer and any subsequent offering period (but before the fifth business day after the applicable expiration date of the Offer or any subsequent offering period), and at such time as CGI, CGI-US and CGI-Fairfax own, directly or indirectly, at least 80% of the Fully Diluted Shares. The purpose of the Top-Up Option is to facilitate a Short-Form Merger in accordance with Delaware law, following completion of the Offer.

The Top-Up Option is not exercisable if any provision of any applicable Federal, state, local or foreign statute, law, code, ordinance, rule or regulation, or any Federal, state, local or foreign judgment, injunction, order, writ, ruling or decree prohibits the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares in respect of such exercise.

The Merger.  The Merger Agreement provides that, at the Effective Time, CGI-Fairfax will be merged with and into Stanley with Stanley being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate corporate existence of CGI-Fairfax will cease, and Stanley will continue as the Surviving Corporation, wholly owned by CGI-US. The directors of CGI-Fairfax immediately prior to the Effective Time will be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Stanley immediately prior to the Effective Time will be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares held by Stanley as treasury stock or owned by CGI, CGI-US or CGI-Fairfax, all of which will automatically be canceled and will cease to exist) will be converted into the right to receive, in cash and without interest, the Offer Price or the highest price otherwise paid in the Offer (the “Merger Consideration”).

Equity Awards.  The Merger Agreement provides that stock options and restricted stock with respect to Shares will be treated as follows:

•	each unexercised stock option issued under Stanley’s 2006 Omnibus Incentive Compensation Plan, Stanley’s Executive Deferred Compensation and Equity Incentive Plan, or Stanley’s 1995 Stock Incentive Plan (whether vested or unvested) outstanding immediately prior to the consummation of the Offer shall be canceled in exchange for a cash payment by Stanley of an amount equal to (A) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share subject to such stock option, multiplied by (B) the number of Shares for which such stock option shall not theretofore have been exercised; and

•	the terms of all outstanding Shares subject to vesting or other forfeiture conditions or repurchase by Stanley (whether vested or unvested, and whether or not subject to performance-based vesting conditions) heretofore granted under Stanley’s 2006 Omnibus Incentive Compensation Plan, Stanley’s Executive Deferred Compensation and Equity Incentive Plan, Stanley’s 1995 Stock Incentive Plan or Stanley’s Employee Stock Purchase Plan, outstanding immediately prior to the consummation of the Offer shall be canceled in exchange for a cash payment by Stanley of an amount equal to the Offer Price.

The Merger Agreement provides that Stanley will ensure that each provision in each benefit plan providing for the issuance, transfer or grant of any Shares, any equity awards or any other interests in respect of any capital stock of Stanley will be deleted prior to the Effective Time and will ensure, that following the Effective Time, there will be no rights to acquire Shares, equity awards or any other interests in respect of any capital stock of Stanley, the Surviving Corporation or their respective subsidiaries.

Prior to the Purchase Date (as defined in Stanley’s Employee Stock Purchase Plan) of the Purchase Period (as defined in Stanley’s Employee Stock Purchase Plan) in progress as of May 6, 2010, the Stanley Board (or, if appropriate, any committee administering Stanley’s Employee Stock Purchase Plan), will adopt such resolutions or take such other actions as may be required to provide that (i) such Purchase Period will terminate as soon as reasonably practicable after May 6, 2010, and each participant’s right to purchase Shares under Stanley’s Employee Stock Purchase Plan will terminate as of May 6, 2010, and all amounts allocated to each participant’s account under Stanley’s Employee Stock Purchase Plan as of May 6, 2010 will thereupon be promptly refunded to each participant in accordance with the terms of Stanley’s Employee Stock Purchase Plan, (ii) Stanley’s Employee Stock Purchase Plan will thereafter be suspended until the consummation of the Offer and (iii) Stanley’s Employee Stock Purchase Plan will terminate immediately following the consummation of the Offer.

The Merger Agreement also provides that Stanley will take all reasonable steps as may be required to cause the dispositions of Stanley’s equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is a director or officer of Stanley subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Vote Required to Approve Merger; Stockholders’ Meeting.  The Stanley Board has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger. If the Short-Form Merger procedure described below is not available for the Merger because CGI-Fairfax does not own at least 90% of the outstanding Shares, then under the DGCL we must obtain the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if Stanley’s stockholder adoption is required, Stanley will:

•	promptly following the expiration of the Offer, prepare and file with the SEC a proxy statement under the Exchange Act;

•	use reasonable best efforts to cause the proxy statement to be mailed to the holders of Shares as promptly as practicable after filing;

•	otherwise comply in all material respects with all legal requirements applicable to the stockholders’ meeting; and

•	use its reasonable best efforts to have the proxy cleared by the SEC promptly.

Other than in connection with an Adverse Recommendation Change (as defined below), the Stanley Board has agreed to recommend to holders of Shares that they adopt the Merger Agreement and the Merger. If the Minimum Tender Condition is satisfied and CGI-Fairfax accepts for payment Shares tendered pursuant to the Offer, CGI-Fairfax will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of Stanley’s stockholders without the affirmative vote of any other Stanley stockholders.

Representations and Warranties.  In the Merger Agreement, Stanley has made customary representations and warranties to CGI, CGI-US and CGI-Fairfax, including representations relating to: organization, standing and corporate power; subsidiaries; capital structure; authority and enforceability; noncontravention; Stanley’s SEC documents; information supplied; absence of certain changes or events; taxes; labor relations; employee benefits; litigation; compliance with laws; environmental matters; title to properties; intellectual property; contracts; insurance; interested party transactions; brokers and other advisors; and opinion of financial advisor.

In the Merger Agreement, CGI, CGI-US and CGI-Fairfax have made customary representations and warranties to Stanley, including representations relating to: organization; authority and enforceability; noncontravention; information supplied; brokers; absence of litigation; ownership of stock of Stanley; and sufficiency of funds.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement until the earlier to occur of such time as directors elected or designated by CGI pursuant to the Merger Agreement constitute at least a majority of the Stanley Board and the Effective Time, Stanley will, and will cause each of its subsidiaries to, conduct their respective businesses in the ordinary course of business consistent with past practice, use commercially reasonable efforts to comply in all material respects with all applicable laws and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organization, keep available the services of their current officers and key employees, keep and preserve their present relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with them, maintain their franchises, rights and permits and continue to pursue business opportunities consistent with Stanley’s business plan, including taking action, where appropriate and consistent with past practice, to contest contract awards to third parties, preserve their existing government contracts and preserve their eligibility to bid for and enter into government contracts. In addition, from the date of the Merger Agreement until the earlier to occur of such time as directors elected or designated by CGI pursuant to the Merger Agreement constitute at least a majority of the Stanley Board and the Effective Time, except with CGI’s prior written consent or as specifically contemplated by the Merger Agreement (including in Stanley’s disclosure schedule) or as required by law, Stanley and its subsidiaries are subject to customary operating covenants and restrictions, including, but not limited to, declaration or payment of dividends; split, combination or reclassification of capital stock; issuance, sale, pledge, purchase, redemption or repurchase of stock and other equity securities; amendment of certificate of incorporation or bylaws; acquisitions; compensation of certain executive officers or directors; entry into collective bargaining agreements or benefit plans; acceleration of payments or vesting of compensation or benefits under benefit plans or agreements; material determinations under benefit plans or agreements; changing accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Stanley; sales, leases or other dispositions of assets or properties; incurrence or modification of indebtedness and making loans or investments; issuance of sale of debt securities or rights to acquire debt securities of Stanley or its subsidiaries; guarantees of debt securities or similar arrangements; capital expenditures; making or changing a material tax election or settling a material tax liability; satisfaction, settlement or waiver of claims or rights and disclosure of confidential information; entry into or amendment, waiver or termination of material contracts; and maintenance of insurance policies.

Benefit Plan Matters.  The Merger Agreement provides that, following the Effective Time, CGI and CGI-US will cause the Surviving Corporation to provide to employees of Stanley and its subsidiaries the compensation and benefits required by any applicable Federal, state, local or foreign statute, law, code, ordinance, rule or regulation. From and after the Effective Time, CGI and CGI-US will, and will cause the Surviving Corporation to, also honor in accordance with their respective terms (as in effect on the date of the Merger Agreement), all Stanley’s employment, severance and termination agreements and deferred compensation plans disclosed in the Merger Agreement.

Rule 14d-10.  Prior to the scheduled expiration of the Offer, Stanley (acting through the Stanley Board and its compensation committee) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d), as amended, promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been entered into by Stanley, CGI or any of their respective affiliates with current directors, officers or employees of Stanley and its affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule. The Merger Agreement also provides for certain covenants on the part of Stanley relating to Rule 14d-10 under the Exchange Act and approvals that are to be made by Stanley’s compensation committee with respect to employment-related arrangements entered into after the date of the Merger Agreement.

No Solicitation Provisions.  The Merger Agreement contains provisions prohibiting each of Stanley and its controlled affiliates, as well as their respective directors, officers and employees and other representatives, from directly or indirectly:

•	soliciting, initiating, knowingly encouraging or taking any other action to knowingly facilitate the submission of any Company Takeover Proposal;

•	entering into any agreement, letter of intent, term sheet or other similar instrument with respect to any Company Takeover Proposal; or

•	entering into, continuing, conducting, engaging or otherwise participating in any discussions or negotiations regarding, furnishing to any person any information with respect to, or otherwise knowingly taking any action to facilitate, any proposal that could reasonably be expected to lead to a Company Takeover Proposal.

The Merger Agreement provides that Stanley will, and will cause its subsidiaries and direct its representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Company Takeover Proposal and will request the prompt return or destruction of all confidential information previously furnished in connection therewith. Notwithstanding the foregoing, prior to CGI-Fairfax accepting for payment all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Closing”), Stanley and its representatives may, in response to a bona fide written Company Takeover Proposal that the Stanley Board determines in good faith, after consultation with its outside legal counsel and independent financial advisor, constitutes or could reasonably be expected to lead to a Superior Company Proposal (as defined in this Section 11 below), and which Company Takeover Proposal was made after the date of the Merger Agreement and did not result from a breach of the no solicitation provisions of the Merger Agreement, provide access or furnish information with respect to Stanley and its subsidiaries to the person making such Company Takeover Proposal and its representatives pursuant to an Acceptable Confidentiality Agreement (as defined in this Section 11 below), and participate in discussions or negotiations (including solicitation of a revised Company Takeover Proposal) with such person and its representatives regarding such Company Takeover Proposal. Stanley will provide CGI and CGI-US with all non-public information regarding Stanley that has not previously been provided to CGI or CGI-US that is provided to any person making such Company Takeover Proposal.

The Merger Agreement prohibits the Stanley Board and any committee thereof from (i) (A) withdrawing or modifying in a manner adverse to CGI, CGI-US or CGI-Fairfax, or proposing publicly to withdraw or modify in a manner adverse to CGI, CGI-US or CGI-Fairfax, the approval or recommendation by the Stanley Board or any such committee of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or (B) approving or recommending, or proposing publicly to approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action (an “Adverse Recommendation Change”), or (ii) causing or permitting Stanley to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to, or that would reasonably be expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement entered into in accordance with the no solicitation provisions), or resolving, agreeing or publicly proposing to take any such action.

Notwithstanding the foregoing, prior to the acceptance for payment of Shares pursuant to the Offer, the Stanley Board may (x) effect an Adverse Recommendation Change in response to (1) a Superior Company Proposal or (2) any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of circumstances) not related to a Company Takeover Proposal that was not known to the Stanley Board as of the date of the Merger Agreement (or if known, the magnitude or material consequences of which were not reasonably known to or reasonably understood by the Stanley Board as of the date of the Merger Agreement); provided, however, that in each case referred to in the foregoing clause (1) or (2) only if the Stanley Board determines in good faith, after consultation with Stanley’s outside counsel and its independent financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties to Stanley’s stockholders under applicable law; provided, however, that Stanley shall provide CGI and CGI-US with no less than five business days notice of any Adverse Recommendation Change prior to such change, or (y) in response to a Superior Company Proposal, resolve to accept such Superior Company Proposal and concurrently cause Stanley to terminate the Merger Agreement pursuant to the terms and conditions of the Merger Agreement.

Stanley may not terminate the Merger Agreement in connection with a Superior Company Proposal unless the Stanley Board first provided prior written notice to CGI that it is prepared to terminate the Merger Agreement in connection with such Superior Company Proposal (which notice must contain a description of the material terms and conditions of such Superior Company Proposal), and CGI does not make, within five business days after receipt of such notice, a proposal that would, in the good faith judgment of the Stanley Board, after consultation with its outside legal counsel and its independent financial advisor, cause the offer previously constituting a Superior Company Proposal to no longer constitute a Superior Company Proposal. If CGI has in good faith proposed to Stanley revisions to the terms of the transactions contemplated by the Merger Agreement during the five business day period prior to Stanley terminating the Merger Agreement in connection with a Superior Company Proposal, then Stanley agrees that Stanley and its representatives will negotiate in good faith with CGI and its representatives (so long as CGI and its representatives are negotiating in good faith) regarding any such revisions to the terms of the transactions contemplated by the Merger Agreement proposed by CGI. Any material changes to the financial terms or any material change to other material terms of such Superior Company Proposal occurring prior to Stanley’s terminating the Merger Agreement in connection with a Superior Company Proposal require Stanley to provide to CGI a new notice of a Superior Company Proposal and a new three business day period and, in determining whether to terminate the Merger Agreement in connection with a Superior Company Proposal, the Stanley Board must take into account any such changes.

In addition to the other obligations of Stanley described above, Stanley will, as promptly as possible and in any event within one business day after the receipt thereof, advise CGI and CGI-US orally and in writing of (i) any Company Takeover Proposal or request for information or inquiry that expressly contemplates or that Stanley believes could reasonably be expected to lead to a Company Takeover Proposal and (ii) the material terms and conditions of such Company Takeover Proposal, request or inquiry (including any change to the financial terms, conditions or other material terms thereof) and the identity of the person making any such Company Takeover Proposal, request or inquiry. Stanley will keep CGI and CGI-US reasonably apprised of any related material developments, discussions and negotiations related to any such Company Takeover Proposal or inquiry.

The Merger Agreement does not prohibit Stanley from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange

Act or (ii) making any disclosure to its stockholders if, in the good faith judgment of the Stanley Board (after consultation with outside counsel), failure so to disclose would be inconsistent with its fiduciary duties under applicable law, provided that the taking of any such position or the making of any such disclosure will be subject to and only taken in compliance with the no solicitation provisions and other provisions of the Merger Agreement.

As used in the Merger Agreement, a “Company Takeover Proposal” means any proposal or offer (whether or not in writing) to acquire in any manner, directly or indirectly, including by way of a tender offer, exchange offer, merger, consolidation, share exchange or other business combination, 15% or more of the Shares or 15% or more of the consolidated total assets of Stanley, other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Company Proposal” means any binding bona fide written offer that was made after the date of the Merger Agreement and did not result from a breach of the no solicitation provisions of the Merger Agreement, made by any person (other than CGI, CGI-US or CGI-Fairfax or any of their affiliates) that, if consummated, would result in such person (or in the case of a direct merger between such person and Stanley, the stockholders of such person) acquiring, directly or indirectly, 50% or more of the outstanding Shares or all or substantially all the consolidated total assets of Stanley, and which offer the Stanley Board determines in good faith (after consultation with its outside legal counsel and its independent financial advisor) (i) to be more favorable from a financial point of view to the holders of Shares than the transactions contemplated by the Merger Agreement (taking into account all the terms and conditions of such proposal and the Merger Agreement and any changes to the terms of the Offer or the Merger Agreement proposed by CGI in response to such Superior Company Proposal or otherwise, in each case as the Stanley Board determines to be relevant) and (ii) is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal as the Stanley Board determines to be relevant.

As used in the Merger Agreement, an “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to Stanley than those contained in the non-disclosure agreement between Stanley and CGI, dated February 23, 2010 (the “Existing Confidentiality Agreement”); provided that (i) an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant and (ii) an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to Stanley than those contained in the Existing Confidentiality Agreement, so long as Stanley offers to amend the Existing Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to (y) include substantially similar provisions for the benefit of the parties thereto and (z) waive any “standstill” or similar covenant to the extent such Acceptable Confidentiality Agreement does not contain any “standstill” or similar covenant.

Insurance, Exculpation and Indemnification.  The Merger Agreement provides that CGI, CGI-US and CGI-Fairfax agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of Stanley and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of Stanley (in each case as in effect on the date of the Merger Agreement) will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and will survive the Merger and will continue in full force and effect in accordance with their terms.

CGI and CGI-US agree pursuant to the Merger Agreement that they will, from the Offer Closing through the sixth anniversary of the Effective Time (such period, the “Tail Period”), cause to be maintained in effect Stanley’s current directors’ and officers’ insurance and indemnification policies as in effect on the date of the Merger Agreement covering each person covered by such insurance on such date for acts or omissions occurring prior to the Effective Time. However, CGI, CGI-US and the Surviving Corporation are not required to pay, in any one year during the Tail Period, aggregate costs of such policies that exceed 300% of the last annual premium paid by Stanley for such insurance prior to the date of the Merger Agreement. CGI and CGI-US may (i) substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less favorable to the indemnified parties, or (ii) satisfy the foregoing obligation by causing Stanley to obtain, on or prior to the closing date of the Merger, prepaid (or “tail”) directors’ and officers’ liability insurance policy at CGI’s and CGI-US’s expense, in each case, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under the insurance provisions of the Merger Agreement.

Obligations to Cause Merger to Occur.  The Merger Agreement requires each of the parties thereto to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using its reasonable best efforts to accomplish the following: (i) obtaining of all necessary actions or nonactions, waivers, consents, approvals, licenses, permits, orders or authorizations from Federal, state, local or foreign governments or courts of competent jurisdiction, administrative, regulatory or other governmental agencies, authorities or commissions, other governmental authorities or instrumentalities or non-governmental self-regulatory agencies, authorities or commissions, domestic or foreign (a “Governmental Entity”), and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining of all such necessary consents, approvals or waivers from third parties, (iii) defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

The Merger Agreement also requires each of Stanley and the Stanley Board to, if any state takeover statute, law, code, ordinance, rule or regulation is or becomes applicable to the Merger Agreement, use its reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute, law, code, ordinance, rule or regulation on the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Stanley, CGI and CGI-US agree to promptly make all appropriate filings under any applicable Federal, state, local or foreign competition, merger control, antitrust or similar statute, law, code, ordinance, rule or regulation, including the notification and report form pursuant to the HSR Act, and take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

Stanley, CGI and CGI-US further agree to promptly (1) prepare, prefile and, no earlier than five business days thereafter, file with CFIUS a joint voluntary notice pursuant to the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950 (“Exon-Florio”) with respect to the transactions contemplated by the Merger Agreement, and provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the Exon-Florio review process within three business days of receipt of such request, or if Stanley, CGI and CGI-US mutually agree to seek an extension in relation thereto, such longer period as CFIUS may allow, and, in cooperation with each other, shall take all commercially reasonable steps advisable, necessary or desirable to finally and successfully complete the Exon-Florio review process as promptly as practicable; (2) submit to DSS and, to the extent applicable, any other Governmental Entity, notification of the transactions contemplated by the Merger Agreement pursuant to the National Industrial Security Program Operating Manual (the “NISPOM”) and any other applicable national or industrial security regulations, and request from DSS (and, to the extent applicable, such other Governmental Entity) approval to operate the business of Stanley pursuant to the existing CGI-US Special Security Agreement (the “CGI-US Federal SSA”); (3) submit to the United States Department of State (“Department of State”) Directorate of Defense Trade Controls (“DDTC”) notifications of the transactions contemplated by the Merger Agreement pursuant to the ITAR; and (4) make any other submissions under Exon-Florio that are requested by CFIUS to be made or that Stanley, CGI and CGI-US mutually agree should be made in connection with the transactions contemplated by the Merger Agreement.

Stanley, CGI and CGI-US agree to provide to each other such assistance, information and cooperation as is reasonably required to obtain any such actions, nonactions, waivers, consents, approvals, licenses, permits, orders or authorizations (including providing necessary information, assisting in responding to any inquiries and attending joint meetings with either government or prime contractor customers advocating the Offer, the Merger and the transactions contemplated by the Merger Agreement) and, in connection therewith, shall notify the other person promptly following the receipt of any material comments from any Governmental Entity and of any request by any Governmental Entity for amendments, supplements or additional information in respect of any registration, declaration or filing with, or notice to, such Governmental Entity, shall give the other person the opportunity to attend and participate in any meetings or conferences with the U.S. Department of Justice, the U.S. Federal Trade Commission, CFIUS, DSS, Department of State or any other Governmental Entity and shall supply the other person with copies of all correspondence between such person or any of its representatives, on the one hand, and any Governmental Entity, on the other hand, in each case regarding any of the transactions contemplated by the Merger Agreement (except for correspondence involving personal identifier information (as defined in the applicable Federal regulations) of CGI or CGI-US). In furtherance of the foregoing, if, at the end of the initial 30-day review period under Exon-Florio, CFIUS offers the parties an opportunity to withdraw and resubmit their joint Exon-Florio notice regarding the transactions contemplated by the Merger Agreement in order to avoid an investigation by CFIUS, and either Stanley or CGI opts to request withdrawal and resubmission in response to such offer by CFIUS, then the other party shall agree to join the request for withdrawal and resubmission at the end of such initial 30-day review period and immediately resubmit their joint Exon-Florio notice regarding the transactions contemplated by the Merger Agreement.

CGI and CGI-US agree to accept (i) all restrictions or conditions imposed or requested by DSS on (A) the conduct or structure of any business or operations of Stanley or any of its subsidiaries (including any requirement by any Governmental Entity to sell, hold separate or otherwise dispose of any assets of Stanley or any of its subsidiaries) or (B) access by CGI or CGI-US to technology, operations, products or other activities of Stanley or any of its subsidiaries and (ii) such other restrictions or conditions imposed or requested by DSS on the operations of Stanley or any of its subsidiaries or on CGI’s or CGI-US’s control of Stanley or any of its subsidiaries (including any Reasonable Changes to the CGI-US Federal SSA). Notwithstanding the foregoing, (1) CGI will not be required to accept any such restrictions or conditions, other than Reasonable Changes to the CGI-US Federal SSA, with respect to government contracts that collectively represent annual Stanley revenues in excess of $150.0 million (a “Material Limitation”) and (2) CGI will in all cases be permitted, in its sole discretion, as an alternative to accepting any such restrictions or conditions, to sell or otherwise dispose of, or agree to sell or otherwise dispose of, any government contracts or related assets.

As used in this Offer to Purchase and the Merger Agreement, “Reasonable Changes” means any change to the CGI-US Federal SSA that does not (w) substantially reduce Inside Director (as defined in the CGI-US Federal SSA) representation on the Board of Directors of CGI-US, (x) significantly restrict the visitation and communications rights of CGI and its affiliates under the CGI-US Federal SSA in a manner that precludes CGI and its affiliates from overseeing the operations of the CGI-US, (y) adversely impact the right of CGI to appoint and replace members of the Board of Directors of CGI-US such that it has a material adverse effect on the ability of CGI and its affiliates to oversee the operations of the CGI-US or (z) impose restrictions on the operations, access or other activities of Stanley or any of its subsidiaries that are exclusively required under a Proxy Agreement or Voting Trust under the NISPOM and other applicable rules and regulations but not a Special Security Agreement, in each case other than any such change that applies to every company governed by a Special Security Agreement.

CGI, CGI-US and Stanley agree to work together in good faith and use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to obtain assurances that, in accordance with the NISPOM and other applicable rules and regulations, the Surviving Corporation will be granted National Interest Determinations (“NID”) required for authorizing continued access to proscribed information following the Effective Time to the extent necessary for the Surviving Corporation to continue to perform Stanley’s government contracts. The grant or support by customers of Stanley’s government contracts of favorable NIDs will not in any event be a condition to the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

Stanley will agree if, but solely if, requested by CGI or CGI-US to divest, hold separate or otherwise take or commit to take any action that limits CGI’s or CGI-US’s freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Stanley or any of its subsidiaries. Any such action may be conditioned upon the consummation of the Offer, the Merger and the other transactions contemplated the Merger Agreement.

Stanley will give prompt notice to CGI and CGI-US in writing of (i) any written notice or other written communication from any person alleging that the consent of such person is required in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) any written notice or other written communication from any licensor, licensee or other business partner to the effect that such licensor, licensee or other business partner is terminating or otherwise materially adversely modifying its relationship with Stanley or any of its subsidiaries as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; (iii) its discovery of any fact or circumstance that, or the occurrence or non occurrence of any event the occurrence or non occurrence of which causes any of the conditions to the Offer set forth in paragraphs (c) through (e) in Section 15 “Certain Conditions of the Offer,” below, to be in effect at the scheduled expiration date of the Offer; (iv) any written notice or other written communication from any Governmental Entity received by Stanley in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and a copy of any such notice or communication shall be furnished to CGI; (v) any filing made by Stanley with any Governmental Entity in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and Stanley will provide a copy of any such filing to CGI together with Stanley’s written notice thereof; and (vi) any suits, actions or proceedings commenced or threatened that relate to the consummation of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement of which Stanley has knowledge.

CGI, CGI-US and CGI-Fairfax will give prompt notice to Stanley in writing of (i) any representation or warranty made by it contained in the Merger Agreement becoming untrue, unless the failure of any such representation or warranty to be true, individually or in the aggregate, would not reasonably be expected to have a CGI Material Adverse Effect or the failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement unless such failure, individually or in the aggregate, would not reasonably be expected to have a material delay on CGI or CGI-US from performing its obligations under the Merger Agreement in any material respect or the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) any filing made by CGI, CGI-US or CGI-Fairfax with any Governmental Entity in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and CGI, CGI-US or CGI-Fairfax, as applicable, will provide a copy of any such filing to Stanley together with its written notice thereof; and (iii) any suits, actions or proceedings commenced or threatened that relate to the consummation of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement of which CGI, CGI-US or CGI-Fairfax has knowledge.

Directors.  The Merger Agreement provides that, upon the Offer Closing, CGI, CGI-US or CGI-Fairfax are entitled to designate, from time to time, such number of directors of the Stanley Board as will give CGI-Fairfax, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation on the Stanley Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Stanley Board (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares owned by CGI and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding; provided that until the Effective Time the Stanley Board shall have at least three directors who will be independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). Stanley is obligated pursuant to the Merger Agreement to take all action requested by CGI or CGI-US necessary to effect any such election or appointment, including (i) increasing the size of the Stanley Board, or (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Stanley Board in compliance with applicable law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act. Stanley is further obligated to take all action necessary to cause individuals designated by CGI or CGI-US to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Stanley Board and (B) each board of directors of each subsidiary of Stanley (and each committee thereof) that represents the same percentage as such individuals represent on the Stanley Board.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction, or (to the extent permitted by law) waiver on or prior to the closing date of the Merger of the following conditions:

•	if required by law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding Shares;

•	any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall have expired or been terminated, and any other consents, approvals and filings under any other applicable Federal, state, local or foreign competition, merger control, antitrust or similar statute, law, code, ordinance, rule or regulation, shall have been obtained or made;

•	following the filing of a joint voluntary notice with CFIUS pursuant to Exon-Florio, the period of time for any applicable review process under Exon-Florio shall have expired, the President of the United States shall not have taken action to prevent the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement, and CFIUS will have issued a letter stating that it has completed its review and determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement;

•	DSS shall have approved a plan to operate Stanley’s business pursuant to a FOCI mitigation agreement that does not impose restrictions or conditions requiring changes to the CGI-US Federal SSA (other than Reasonable Changes) and does not require a Material Limitation;

•	60 days having elapsed following notice under Section 122.4(b) of the ITAR to the Department of State of the transactions contemplated by the Merger Agreement pursuant to the ITAR;

•	no judgment, injunction, order, writ, ruling or decree issued by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative, regulatory or other governmental agency, authority or commission, other governmental authority or instrumentality or any non-governmental self-regulatory agency, authority or commission, domestic or foreign, or other Federal, state, local or foreign statute, law, code, ordinance, rule or regulation preventing the consummation of the Merger is in effect; and

•	CGI-Fairfax shall have previously accepted for payment and paid for Shares validly tendered and not withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the Effective Time, notwithstanding the approval of the holders of Stanley’s common stock, upon written notice (other than in the case of termination by mutual written consent) from the terminating party to the non-terminating party specifying the provision of the Merger Agreement pursuant to which such termination is effected:

(a) by mutual written consent of CGI and Stanley;

(b) by CGI or Stanley if the Merger is not consummated by November 6, 2010 (the “Outside Date”), unless the failure to consummate the Merger is the result of a material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement;

(c) by CGI or Stanley if there is any Federal, state, local or foreign statute, law, code, ordinance, rule or regulation, or any Federal, state, local or foreign judgment, injunction, order, writ, ruling or decree, permanently enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger which shall have become final and nonappealable;

(d) by CGI prior to CGI-Fairfax’s acceptance of Shares pursuant to the Offer, if Stanley breaches or fails to perform in any material respect any of its representations, warranties, or covenants contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in paragraph (d) or (e) of “The Tender Offer — Section 15 — Certain Conditions of the Offer”, and (ii) is incapable of being cured by Stanley by the Outside Date or, if capable of being cured by Stanley by the Outside Date, has not been cured prior to the earlier of (x) 30 days after the delivery of written notice to Stanley of such breach and (y) the Outside Date (provided that CGI, CGI-US and CGI-Fairfax are not then in material breach of any representation, warranty or covenant contained in the Merger Agreement);

(e) by CGI prior to CGI-Fairfax’s acceptance of Shares pursuant to the Offer, if (i) an Adverse Recommendation Change has occurred or (ii) (A) prior to the termination of the Merger Agreement, a Company Takeover Proposal is publicly proposed or announced or otherwise becomes publicly known, or any person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Company Takeover Proposal and (B) the Stanley Board shall fail to confirm the recommendation by the Stanley Board of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement within ten business days of a request from CGI to do so (which request may only be made once with respect to any such Company Takeover Proposal and each amendment thereto);

(f) by Stanley prior to CGI-Fairfax’s acceptance of Shares pursuant to the Offer, if CGI, CGI-US or CGI-Fairfax breaches in any material respect any of its representations or warranties, or fails to perform in any material respect any of its obligations, covenants or agreements contained in the Merger Agreement (without giving effect to any limitation on any representation or warranty indicated by the words “material adverse effect,” “in all material respects”, “in any material respect”, “material,” or “materially”), which breach or failure to perform (i) has had or would reasonably be expected to, individually or in the aggregate, have a materially delay on CGI or CGI-US from performing its obligations under the Merger Agreement in any material respect or the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (ii) is incapable of being cured by CGI, CGI-US or CGI-Fairfax by the Outside Date or, if capable of being cured by CGI, CGI-US or CGI-Fairfax by the Outside Date, has not been cured prior to the earlier of (1) 30 days after the delivery of written notice to CGI, CGI-US or CGI-Fairfax of such breach and (2) the Outside Date; provided that Stanley is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement; or

(g) by Stanley prior to CGI-Fairfax’s acceptance of Shares pursuant to the Offer, under its “fiduciary out” after acceptance of a Superior Company Proposal.

Termination Fee; Other Effects of Termination.  The Merger Agreement contemplates that a termination fee of $28,000,000 (the “Termination Fee”) will be payable by Stanley to CGI under any of the following circumstances:

•	the Merger Agreement is terminated by Stanley pursuant to the no solicitation provisions of the Merger Agreement in order to accept a Superior Company Proposal;

•	the Merger Agreement is terminated by CGI because (A) of an Adverse Recommendation Change or (B) the Stanley Board fails, after a Company Takeover Proposal is made or announced, to confirm its recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement within 10 business days of a request from CGI to do so; or

•	(A) prior to the termination of the Merger Agreement, a Company Takeover Proposal for 50% or more of the Shares or consolidated total assets (or an intention to make such a Company Takeover Proposal) is publicly proposed or announced or otherwise becomes publicly known, or any person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make such a Company Takeover Proposal, (B) thereafter the Merger Agreement is terminated by either CGI or Stanley because the Offer is not consummated by the Outside Date, and (C) within 12 months of such termination Stanley enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Company Takeover Proposal.

Amendment.  The Merger Agreement may be amended by the parties thereto at any time, whether before or after the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law, has been obtained; provided, however, that (a) after the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares, there may not be made any amendment that by law requires further approval by such stockholders without the further approval of such stockholders, (b) no amendment shall be made to the Merger Agreement after the Effective Time, and (c) except as provided above, no amendment to the Merger Agreement by Stanley shall require the approval of the stockholders of Stanley. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of CGI, CGI-US, CGI-Fairfax and Stanley. Following the election or appointment of the designees of CGI-Fairfax to the Stanley Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office is required for Stanley to consent to amend or terminate the Merger Agreement, to exercise or waive any of Stanley’s rights or remedies under the Merger Agreement or to amend or extend the time for the performance of any of the obligations or other acts of CGI, CGI-US or CGI-Fairfax.

The Stockholders Agreement.  Certain executive officers and a non-executive member of the Stanley Board have entered into the Stockholders Agreement under which they agreed, among other things, (a) to tender the Shares subject to the Stockholders Agreement pursuant to the Offer, (b) if necessary, to vote (or cause to be voted), in person or by proxy, such Shares (i) in favor of the adoption of the Merger Agreement and any other action of Stanley’s stockholders requested in furtherance thereof, (ii) against any other action, agreement or transaction submitted for approval to Stanley’s stockholders that (A) could reasonably be expected to lead to a Company Takeover Proposal or (B) is intended or would reasonably be expected to materially impede, materially delay or prevent the Offer, the Merger or the transactions contemplated by the Merger Agreement, and (c) to certain restrictions on the transfer of such Shares. This summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Stanley.

Purpose of the Offer.  The purpose of the Offer is for CGI (through CGI-Fairfax) to acquire control of, and the entire equity interest in, Stanley. The purpose of the Merger is for CGI (through CGI-Fairfax) to acquire all outstanding Shares not tendered and purchased pursuant to the Offer, the Top-Up Option or otherwise. If the Offer is successful, CGI-Fairfax intends to consummate the Merger as promptly as practicable following the Offer Closing.

Statutory Requirements.  Under the DGCL, the approval of the Stanley Board and the approval of the board of directors of CGI-Fairfax are required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. Stanley has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Stanley and the completion by Stanley of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of Stanley, subject to the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Stanley has further represented that the adoption described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After CGI-Fairfax accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period, Stanley has agreed, if necessary, to duly call, establish a record date for, and give notice of, convene and hold a meeting of holders of Shares for the purpose of seeking the adoption of the Agreement by the holders of a majority of the outstanding Shares. The meeting would be held as promptly as practicable after CGI-Fairfax accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period. CGI has agreed to vote, or cause to be voted, all of the Shares purchased in the Offer and all other Shares then owned by it or CGI-Fairfax in favor of the adoption of the Merger Agreement.

Short-Form Merger.  Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that CGI, CGI-Fairfax and their subsidiaries and affiliates acquire in the aggregate at least 90% of each class and series of capital stock of Stanley in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then CGI-Fairfax will cause the Short-Form Merger to be effected without a meeting of Stanley’s stockholders, subject to compliance with the provisions of Section 253 of the DGCL. If CGI-Fairfax does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete a Short-Form Merger, then CGI-Fairfax expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. CGI-

Fairfax could also seek to purchase additional Shares in the open market or otherwise to permit CGI-Fairfax to complete a Short-Form Merger. According to the Merger Agreement, CGI-Fairfax is required to effect a Short-Form Merger if permitted to do so under the DGCL.

If the short-form merger procedure described above is not available for the Merger, the DGCL requires the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if Stanley’s stockholder adoption is required by applicable law, Stanley will, at CGI’s and CGI-US’s request, duly call, establish a record date for, give notice of, convene and hold a meeting of holders of Shares for the purpose of seeking the adoption of the Agreement by the holders of a majority of the outstanding Shares, as soon as practicable following the expiration of the Offer. If the Minimum Tender Condition is satisfied and CGI-Fairfax accepts for payment Shares tendered pursuant to the Offer, CGI-Fairfax will have sufficient voting power to adopt the Merger Agreement at a meeting of Stanley’s stockholders without the affirmative vote of any other Stanley stockholder.

Plans for Stanley.  Except as disclosed in this Offer to Purchase, it is expected that, following the Merger, the business and operations of Stanley will be continued substantially as they are currently being conducted. Notwithstanding the foregoing, CGI will continue to evaluate the business and operations of Stanley during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing development of Stanley’s potential in conjunction with CGI’s and CGI-US’s existing businesses.

Except as disclosed in this Offer to Purchase, CGI, CGI-US and CGI-Fairfax have no present plans, proposals or negotiations that would relate to or result in (i) any extraordinary transaction involving Stanley or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Stanley or any of its subsidiaries, or (iii) any other material change in Stanley’s corporate structure or business.

Change in Control and Severance Payments.  Stanley is a party to individual Change in Control Severance Agreements with certain of its executive officers (each, a “Covered Executive”), on June 26, 2008. The Change in Control Severance Agreements are “double trigger” agreements, meaning that the payment of the severance and benefits thereunder require both a “change in control” (as defined therein) and a qualifying termination of the Covered Executive’s employment without “cause” (as defined therein) or the Covered Executive terminates his employment for “good reason” (as defined therein) within 24 months (or 36 months in the case of one of the Covered Executives) following a change in control. The term of the agreements is two years; provided, however, that the agreement will automatically extend for one-year terms thereafter unless either Stanley or the Covered Executive provides notice of non-renewal at least one year prior to the commencement of the renewal term. The term of any agreement will not expire, however, during a “potential change in control period” (as defined therein) or prior to the expiration of 24 months (or 36 months in the case of one of the Covered Executives) after the date of a change in control, including during a potential change in control period.

Upon a change in control and qualifying termination, the Change in Control Severance Agreements provide for the following: (a) a lump sum cash payment equal to two times (or three times in the case of one of the Covered Executives) the sum of such Covered Executive’s base salary plus the highest annual incentive bonus paid to the Covered Executive for the prior three years, (b) an amount equal to the highest annual bonus paid to the Covered Executive for the prior three years, pro rated for the year of termination, (c) immediate vesting of any unvested equity awards, but only to the extent any outstanding equity awards were not assumed or substituted by the successor company at the time of the change in control, and (d) continuation of perquisites and health and welfare benefits for a maximum of two years (three years in the case of one of the Covered Executives), unless the Covered Executive breaches the release agreement or any other agreement with Stanley, which survives his termination or the Covered Executive becomes eligible under similar plans of a successor employer.

In addition, the agreements provide that if the payment of any of the severance payments or benefits would trigger the excise tax provisions of Section 280G Code, the Covered Executive is entitled to a tax gross-up payment to cover the cost of any such excise tax (and interest or penalties relating thereto). Notwithstanding this provision of the agreements, if the excise tax provisions of the Code would not be triggered if the severance payments and benefits payable to the Covered Executive were reduced by 10%, such payments and benefits are to be reduced and we will have no obligation to pay the tax gross-up payment.

No payments are owed to any of the Covered Executives under the terms of the agreements if the Covered Executive voluntarily terminates employment, is terminated for cause, or terminates as a result of death or disability. In addition, the Covered Executives must sign a standard release agreement in favor of Stanley in order to receive the payments and benefits above, and the agreements provide for a standard non-disparagement and two-year non-competition covenant (which non-compete will be at the option of the acquiring company).

Appraisal Rights.  No appraisal rights are available to Stanley’s stockholders in connection with the Offer. However, if the Merger is consummated, a Stanley stockholder who has not tendered his or her Shares in the Offer or voted in favor of the Merger or consented thereto in writing will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting Stanley stockholders for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares.

The value so determined could be more or less than, or the same as, the Offer Price or the Merger Consideration. If any Stanley stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Stanley stockholder may withdraw his or her demand for appraisal by delivery to CGI-Fairfax of a written withdrawal of his or her demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holders’ Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which CGI-Fairfax seeks to acquire the remaining Shares not held by it. CGI-Fairfax believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than CGI-Fairfax. CGI-Fairfax cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  The Shares are quoted on NYSE. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of NYSE for continued listing on NYSE. The rules of NYSE establish certain criteria that, if not met, could lead to the delisting of the Shares from NYSE. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock listings, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Stanley to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Stanley to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Stanley, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Stanley and persons holding “restricted securities” of Stanley to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NYSE. CGI and CGI-Fairfax currently intend to seek to cause Stanley to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Directors and Management.  Upon the Offer Closing, CGI-Fairfax intends to exercise its right under the Merger Agreement to designate a number of members of the Stanley Board as will give CGI-Fairfax (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder) representation on the Stanley Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Stanley Board (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (ii) the percentage that (x) the Shares owned by CGI and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (y) the Shares then outstanding. Further, upon the Effective Time and pursuant to the terms of the Merger Agreement, the officers of Stanley immediately prior to the Effective Time will become the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of CGI, Stanley will not, and will not permit its subsidiaries to, declare, set aside or pay any dividends on or make any other distributions in respect of any of its capital stock, except for dividends and distributions by a direct or indirect wholly owned subsidiary of Stanley to such subsidiary’s parent.

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, CGI-Fairfax shall not be required to, and CGI and CGI-US shall not be required to cause CGI-Fairfax to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to CGI-Fairfax’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and, to the extent permitted by the Merger Agreement, may amend or terminate the Offer, unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of the Fully Diluted Shares (the “Minimum Tender Condition”), (ii) any waiting period under the HSR Act or other Federal, state, local or foreign competition, merger control, antitrust or similar statute, law, code, ordinance, rule or regulation applicable to the purchase of the Shares pursuant to the Offer and the Merger shall have expired or been terminated, (iii) following the filing of a joint voluntary notice with CFIUS pursuant to Exon-Florio, the period of time for any applicable review process by CFIUS under Exon-Florio shall have expired and the President of the United States shall not have taken action to prevent the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement, and CFIUS will have issued a letter stating that it has completed its review and determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement, (iv) DSS shall have approved a plan to operate Stanley’s business pursuant to a FOCI mitigation agreement that does not impose restrictions or conditions requiring changes to the CGI-US Federal SSA (other than “Reasonable Changes”) and does not require a Material Limitation, (v) 60 days shall have elapsed following notice to the Department of State of the transactions contemplated by the Merger Agreement pursuant to ITAR Section 122.4(b) (collectively, the conditions set forth in clauses (ii)-(v) are referred to as the “Governmental Approval Conditions”), or (vi) any of the following events exist on or after May 6, 2010 and prior to the Expiration Date:

(a) there shall be any Federal, state or local, domestic or foreign, statute, law, code, ordinance, rule, regulation, judgment, injunction, order, writ, ruling or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger, by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative, regulatory or other governmental agency, authority or commission, other governmental authority or instrumentality or any non-governmental self-regulatory agency, authority or commission, domestic or foreign (“Governmental Entity”), the effect of which is to make illegal or otherwise prohibit, enjoin or restrain consummation of the Offer or the Merger;

(b) there shall be instituted or pending any suit, action or proceeding by any Governmental Entity seeking any of the consequences referred to in paragraph (a) above;

(c) since May 6, 2010, there shall have occurred any change, development, event, effect or occurrence (an “Event”) or Events that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined below);

(d) (1) any representation and warranty of Stanley in the Merger Agreement (other than those set forth in the following clause (2)) shall not be true and correct at such time, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (without giving effect to any qualifications and limitations as to “Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”), and (2) any representation and warranty of Stanley set forth in Sections 3.01(a), 3.02, 3.03, 3.04 or 3.20 of the Merger Agreement, which sections relate to organization, standing and power, company subsidiaries, equity interests, capital structure, and brokers, schedule of fees and expenses, that is qualified as to materiality shall not be true and correct in all respects, and any such representation and warranties that is not so qualified shall not be true and correct in all material respects, in each case as of such time, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date);

(e) Stanley shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Stanley to be performed or complied with by it under the Merger Agreement; or

(f) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of CGI-Fairfax to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the benefit of CGI, CGI-US and CGI-Fairfax, may be asserted by CGI, CGI-US and CGI-Fairfax regardless of the circumstances giving rise to any such conditions and may be waived by CGI, CGI-US and CGI-Fairfax in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by CGI, CGI-US and CGI-Fairfax at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

As used in the Merger Agreement and the foregoing conditions, a “Material Adverse Effect” means any Event that (i) has a material adverse effect on the business, condition (financial or otherwise) or results of operations of Stanley and its subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the ability of Stanley to perform its obligations under the Merger Agreement in any material respect; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: any Event (A) generally affecting (1) the industry in which Stanley primarily operates to the extent they do not disproportionately affect Stanley and its subsidiaries, taken as a whole, in relation to other companies in the industry in which Stanley primarily operates or (2) the economy, or financial or capital markets, in the United States or elsewhere in the world to the extent they do not disproportionately affect Stanley and its subsidiaries, taken as a whole, in relation to other companies in the industry in which Stanley primarily operates or (B) to the extent arising or resulting from any of the following: (1) changes in generally accepted accounting principles, (2) any Events directly or indirectly attributable to the announcement or pendency of the Merger Agreement or the anticipated consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including compliance with the covenants set forth herein and the identity of CGI and CGI-US as the acquiror of Stanley, or any action taken or omitted to be taken by Stanley at the written request or with the prior written consent of CGI, CGI-US or CGI-Fairfax), including the impact thereof on relationships, contractual or otherwise, with employees, customers, subcontractors or partners (it being understood that the exceptions in this subclause (2) shall not apply to that portion of any representation or warranty to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement or the performance of the obligations or satisfaction of the conditions under the Merger Agreement), (3) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Merger Agreement to the extent that they do not disproportionately affect Stanley and its subsidiaries, taken as a whole, in relation to other companies in the industry in which Stanley primarily operates, (4) earthquakes, hurricanes, tornados or other natural disasters to the extent that they do not disproportionately affect Stanley and its subsidiaries, taken as a whole, in relation to other companies in the industry in which Stanley primarily operates or (5) any decline in the market price, or change in trading volume, of the capital stock of Stanley or any failure to meet publicly announced revenue or earnings projections (whether such projections or predictions were made by Stanley or independent third parties) or internal projections (it being understood that, without limiting the applicability of the provisions contained in clause (A) or (B)(1) through (4) above, the cause or causes of any such decline, change or failure may be deemed either alone or in combination with other events to constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred).

16.	Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16 — “Certain Legal Matters; Regulatory Approvals,” based on its examination of publicly available information filed by Stanley with the SEC and other publicly available information concerning Stanley, CGI-Fairfax is not aware of any license or regulatory permit that appears to be material to Stanley’s business that might be adversely affected by CGI-Fairfax’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by CGI-Fairfax in the Offer. Should any such approval or other action be required, CGI-Fairfax currently contemplates to seek such approval or other action, except as described below under “State Takeover Statutes.” Except as otherwise described in this Offer to Purchase, although CGI-Fairfax does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Stanley’s business or that certain parts of Stanley’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action specified in the Merger Agreement are taken with respect to the matters discussed below, CGI-Fairfax could, under certain conditions, elect to terminate the Offer without the purchase of Shares thereunder. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

State Takeover Statutes.  A number of states (including Delaware, where Stanley is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Stanley, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws, including potential arguments as to their constitutionality. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal District court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal District court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal District court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Pursuant to Stanley’s Restated Certificate of Incorporation, Stanley has opted out of Section 203 of the DGCL, and therefore the restrictions contained in Section 203 of the DGCL will not apply to CGI or CGI-Fairfax or with respect to or as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

CGI-Fairfax is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between CGI-Fairfax or any of its affiliates and Stanley, CGI-Fairfax will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, CGI-Fairfax might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and CGI-Fairfax might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, CGI-Fairfax may not be obligated to accept for purchase, or pay for, any Shares tendered. See “The Tender Offer — Section 15 — Certain Conditions of the Offer.”

United States Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to CGI-Fairfax’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period which begins when CGI has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15-calendar day waiting period expires on a U.S. Federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. On May 18, 2010, each of CGI and Stanley filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about June 2, 2010, unless earlier terminated by the FTC and the Antitrust Division, or CGI receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from CGI, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of CGI’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as CGI-Fairfax’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by CGI-Fairfax, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of CGI, Stanley or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws.  Stanley and CGI and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. CGI and Stanley are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

Exon-Florio.  Exon-Florio empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect U.S. national security. CFIUS has delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. CFIUS has 30 calendar days from the date after it accepts the submission to review the transaction and decide whether to initiate an additional 45-day investigation. Most reviews are completed with a letter from CFIUS stating that it has determined that there were no unresolved national security concerns. If CFIUS decides to initiate an investigation, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to block the transaction. Under the Foreign Investment and National Security Act of 2007, CFIUS is required to conduct a full 45-day investigation of any case in which an entity controlled by or acting on behalf of a foreign government is engaged in an acquisition that could affect national security, unless the Secretary of the Treasury and the lead agency in the review determine there are no threats to national security.

On May 12, 2010, CGI-US and Stanley submitted a preliminary notice of the merger to CFIUS, in accordance with the regulations implementing Exon-Florio, and CGI-US and Stanley submitted a final notice of the merger to CFIUS on May 18, 2010. CGI-US and CGI-Fairfax intend to work with the U.S. government to ensure that U.S. national security interests are protected. Although CGI-US and CGI-Fairfax do not believe an investigation of, or recommendation to block, the Offer or the Merger by CFIUS is warranted under the standards of Exon-Florio, CFIUS and the President of the United States have considerable discretion to conduct investigations and block transactions under Exon-Florio. While CGI-Fairfax believes that the Offer does not raise national security issues requiring investigation by CFIUS, there can be no assurance that an investigation of the Offer under Exon-Florio will not be initiated or, if an investigation is conducted, what the result will be.

Industrial Security.  Stanley performs a variety of services for the U.S. government that the government regulates on national security grounds and that require access to classified information, including “proscribed information” (i.e., Top Secret, Sensitive Compartmented Information. Restricted Data, Special Access Program, and Communication Security (except classified keys used for data transfer)). Accordingly, Stanley has obtained a Facility Security Clearance (“FCL”) pursuant to the NISPOM. The NISPOM requires companies with an FCL to notify DSS in advance of any intended sale or transfer to a foreign person of ownership or control. In connection with the Offer, Stanley notified DSS and is working with DSS to ensure that CGI-Fairfax’s current FOCI mitigation agreement meets the requirements of the NISPOM for purposes of the Offer and the Merger.

Further, U.S. law provides that a Department of Defense contract or Department of Energy contract under a national security program cannot be awarded to an entity controlled by a foreign government if it is necessary for that entity to have access to information in a proscribed category in order to perform the contract. This prohibition may be waived by the Secretary of Defense or the Secretary of Energy, as the case may be, if the Secretary determines that award is essential to the national security.

ITAR.  Stanley performs a variety of services for the United States military categorized as defense services and, accordingly, Stanley is registered with DDTC, as a manufacturer and exporter of items that are controlled under ITAR. ITAR requires registered companies to notify DDTC at least 60 days in advance of any intended sale or transfer to a foreign person of ownership or control of a registered company or any subsidiary thereof. In connection with the Offer, Stanley filed a notification with DDTC on May 7, 2010 and will comply with other applicable requirements of ITAR. While CGI-US and CGI-Fairfax do not believe that the Offer or the Merger should raise significant issues or concerns with the Department of State relating to activities controlled by ITAR, there can be no assurance that the U.S. government will not seek to challenge the Offer, require divestiture of certain businesses or impose restrictions on the Offer, the Merger or the conduct of the business following consummation of the Offer or the Merger.

17.	Fees and Expenses.

Deutsche Bank Securities Inc. is acting as Dealer Manager (in such capacity, the “Dealer Manager”) in connection with the Offer and is acting as financial advisor to CGI in connection with the proposed acquisition of Stanley, for which services it will receive customary compensation. CGI has agreed to reimburse the Dealer Manager for certain expenses, including certain fees and expenses of legal counsel retained by the Dealer Manager, incurred in connection with its engagement, and to indemnify the Dealer Manager and certain related parties against certain liabilities and expenses arising in connection with its engagements, including certain liabilities under U.S. Federal securities laws. In the ordinary course of business, including their trading and brokerage operations and in a fiduciary capacity, Deutsche Bank Securities Inc. and its affiliates may actively trade the securities of CGI and/or Stanley for their own account or for the account of their customers and, accordingly, may hold positions, both long and short, in CGI and/or Stanley’s securities, including the Shares. As a result, the Dealer Manager and its affiliates at any time may own certain of CGI’s and/or Stanley’s equity securities, including the Shares. In addition, the Dealer Manager may tender Shares into the Offer for its or their own account.

CGI and CGI-Fairfax have retained Laurel Hill Advisory Group to be the Information Agent (the “Information Agent”) and Computershare Investor Services Inc. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable or customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable or customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under U.S. Federal securities laws.

Neither CGI, CGI-US nor CGI-Fairfax will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by CGI-Fairfax for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of CGI-Fairfax by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by CGI-Fairfax.

No person has been authorized to give any information or to make any representation on behalf of CGI, CGI-US or CGI-Fairfax not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of CGI-Fairfax, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

CGI-Fairfax has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Stanley has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Stanley Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under “The Tender Offer — Section 7 — Certain Information Concerning Stanley” above.

CGI Fairfax Corporation
May 20, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
CGI GROUP INC., CGI FEDERAL INC. AND CGI FAIRFAX CORPORATION

1. Directors and Executive Officers of CGI.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of CGI and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of CGI. Unless otherwise indicated, (a) each such person is a citizen of Canada, and (b) the business address of each such person is c/o CGI Group Inc., 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Claude Boivin	Director. Mr. Boivin held a number of senior positions at Hydro-Québec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is also a director of Héroux Devtek Inc., GLV Inc. and Boralex Power Income Fund.

Bernard Bourigeaud	Director. Mr. Bourigeaud is a citizen of France. Mr. Bourigeaud has been Chairman of BJB Consulting, a CEO to CEO consultancy business, since before 2005. Until September 2007, Mr. Bourigeaud was Chairman and CEO of Atos Origin S.A., a leading global IT services company that he founded in November 2000. Mr. Bourigeaud is also a member of the Supervisory Board of ADVA Optical Networking, a publicly-traded company listed on the Frankfurt Stock Exchange.

Jean Brassard	Director. Mr. Brassard joined CGI in 1978 as a Vice-President. He was, until he retired in 2000, President and Chief Operating Officer of CGI.

Robert Chevrier	Director. Mr. Chevrier has been President of Roche Management Co. Inc., a holding and investment company, since before 2005. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.), a distributor of electric products, from November 1993 until January 2001. Mr. Chevrier is also a director of Bank of Montreal, Cascades Inc., Richelieu Hardware Ltd., and Compagnie de Saint-Gobain.

Dominic D’Alessandro	Director. Mr. D’Alessandro is currently retired. He was President and Chief Executive Officer of Manulife Financial Corporation, an insurance and financial company, from 1994 until 2009.

Thomas P. d’Aquino	Director. Mr. d’Aquino served as Chief Executive and President of the Canadian Council of Chief Executives from 1981 to December 31, 2009, when he retired from that position and joined Gowlings, a leading Canadian law firm, as senior counsel and Chair of its Business Strategy and Public Policy Group. He is also Chairman and Chief Executive of Intercounsel Ltd., a private company engaged in providing strategic solutions and in advancing transformational change. In addition to serving as Chairman of the National Gallery of Canada Foundation, Mr. d’Aquino serves on the Board of Directors of Manulife Financial Corporation, an insurance and financial company, and Coril Holdings Ltd., a company engaged in global securities management, railroad maintenance of way and manufacturing, real estate development, property management, trustee services, custodianship and mining exploration and development.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Paule Doré	Director. Mrs. Doré joined CGI in 1990 as Vice-President Communications and Human Resources, and was Executive Vice-President and Chief Corporate Officer and Secretary until September of 2006 when she assumed the role of Advisor to the Founder and Executive Chairman, a position she held until her retirement in August of 2009. Mrs. Doré is also a director of AXA Canada. Mrs. Doré is also a member of the Board of Directors of Cogeco Inc., a publicly-traded company listed on the Toronto Stock Exchange.

Richard B. Evans	Director. In 2009, Mr. Evans retired as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. He was Chief Executive of Rio Tinto Alcan from October 2007 until February 2009, and served as special adviser to the company until December 2009. Prior to that he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October of 2007. In March 2010, Mr. Evans was appointed an independent director of Noranda Aluminum Holding Company. In May 2010, Noranda Aluminum Holding Company completed a partial initial public offering and is now publicly traded on the New York Stock Exchange. He is now Chairman of the Board of AbitibiBowater, a leading forest products company based in Montreal.

Serge Godin	Executive Chairman of the Board. Mr. Godin cofounded CGI in 1976 and became its first President, a position he held until April 22, 2002. Mr. Godin was Chief Executive Officer of CGI until January 31, 2006.

André Imbeau	Executive Vice-Chairman of the Board and Corporate Secretary. Mr. Imbeau co-founded CGI in 1976 and was, until July 2006, Executive-Vice-President and Chief Financial Officer.

David L. Johnston	Director. Mr. Johnston is President and Vice-Chancellor of the University of Waterloo following 15 years as Principal and Vice-Chancellor of McGill University. He is also a director of Masco Corporation, Fairfax Financial Holdings Limited and Arise Technologies Inc. and is a Founding Trustee of the MasterCard Foundation.

Gilles Labbé	Director. Since June 2000, Mr. Labbé has been President, Chief Executive Officer and a director, of Héroux Devtek Inc., an aerospace and industrial products manufacturer.

Eileen A. Mercier	Director. Mrs. Mercier is Chair of the Board of Directors of the Ontario Teachers Pension Plan and a director of ING Bank of Canada, Intact Insurance Company, and Teekay Shipping Corp.

Michael E. Roach	Director. Mr. Roach was appointed President and Chief Executive Officer of CGI on January 31, 2006. From 2002 to 2006, Mr. Roach was President and Chief Operating Officer of CGI.

R. David Anderson	Mr. Anderson joined CGI in 1998. He became Senior Vice-President and Corporate Controller in 2001 and is currently Executive Vice-President and Chief Financial Officer.

André J. Bourque	Mr. Bourque joined CGI in 1999 and is currently Executive Vice-President and Chief Legal Officer.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Donna Morea	Ms. Morea joined CGI in 2004 and is currently President U.S., India, Europe and Asia. Ms. Morea is a citizen of the United States of America, and her business address is c/o CGI Federal Inc., 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

Luc Pinard	Mr. Pinard joined CGI in 1978 and is currently Executive Vice-President and Chief Technology and Quality Officer.

Daniel Rocheleau	Mr. Rocheleau joined CGI in 1985 and is currently Executive Vice-President and Chief Business Engineering Officer.

Claude Séguin	Mr. Séguin joined CGI in 2003 and is currently Senior Vice-President, Corporate Development and Strategic Investments.

2. Directors and Executive Officers of CGI-US.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of CGI-US and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of CGI-US. Unless otherwise indicated, (a) each such person is a citizen of the United States of America, and (b) the current business address of each person is c/o CGI Federal Inc., 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Paul V. Lombardi	Chairman of the Board. Mr. Lombardi is also Chairman of the CGI-US Federal SSA Board. He currently works as a consultant to the federal contracting community and is the former Chief Executive Officer and President of DynCorp International, where he served from 1997 until its sale to Computer Sciences Corporation (CSC) in 2004. He also previously served as Chairman of the Professional Services Council. Mr. Lombardi is a member of several boards of directors and advisors, including NCI Information Systems, Vangent, Inc., Northern Virginia Technology Council and George Mason University School of Engineering and Information Technology.

William Schneider, Jr.	Director. Mr. Schneider has served as President of International Planning Services, Inc. since 1986, and is also on the CGI-US Federal SSA Board. Mr. Schneider is a member of several boards of directors, including BAE Systems, Inc., Evans & Sutherland Computer Corp., Inc., Finmeccanica North America, Inc./DRS Technologies, Inc., MBDA USA, Inc., Meggitt USA, Inc., Selex Galileo, Inc. and WorldSpace, Inc.

George Schindler	Director. President. Mr. Schindler joined CGI-US in 2004 as a Senior Vice President and, since 2006, has served as the President of CGI-US.

James B. Peake	Director. Senior Vice President. Dr. Peake joined CGI-US in 2009 as a director and, in December 2009, became Senior Vice President. Prior to joining CGI-US, Dr. Peake served as Secretary of Veterans Affairs from 2007 to 2009. From 2006 to 2007, he was Chief Medical Officer/Chief Operating Officer of QTC Management, Inc., one of the largest private providers of government-outsourced occupational health and disability examination services in the United States, and from 2004 to 2006, he served as Executive Vice President of Project HOPE, a not-for-profit international humanitarian organization.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

R. David Anderson	Director. Mr. Anderson is a citizen of Canada, and his business address is c/o CGI Group Inc., 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8. Mr. Anderson joined CGI in 1998. He became Senior Vice-President and Corporate Controller in 2001 and is currently Executive Vice-President and Chief Financial Officer of CGI.

Donna Ryan	Director. Senior Vice President. Ms. Ryan joined CGI-US in 2004 as Vice President.

Donna S. Morea	Director. President, U.S., India and Europe. Ms. Morea joined CGI-US in 2004 as President of U.S. Operations.

Michael E. Roach	Director. Mr. Roach is a citizen of Canada, and his business address is c/o CGI Group Inc., 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8.

Joseph C. Figini	Director. Mr. joined CGI-US in 2004 as Vice President and General Counsel, U.S. Operations, and is currently Senior Vice President and General Counsel of CGI Technologies and Solutions Inc.

Scott Pfost	Director. Controller. Mr. Pfost joined CGI-US in 2005 as Director of Finance.

Christina Marchione	Vice President, Secretary of the Board of Directors. Ms. Marchione joined CGI-US in 2004.

Scott A. Nadeau	Facility Security Officer and Technology Control Officer. Mr. Nadeau joined CGI-US in 2007 as Assistant Facility Security Officer. Prior to joining CGI-US, Mr. Nadeau served as a security specialist for Accenture National Security Services, LLC from 2004 to 2006, and as Assistant Facility Security Officer from 2006 to 2007.

3. Directors and Executive Officers of CGI-Fairfax.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of CGI-Fairfax and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of CGI-Fairfax. Unless otherwise indicated, (a) each such person is a citizen of the United States of America, and (b) the current business address of each person is c/o CGI Federal Inc., 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years*

George Schindler	Director. President.

James B. Peake	Director. Senior Vice President.

Donna Ryan	Director.

Scott Pfost	Treasurer.

Christina Marchione	Secretary.

*	See descriptions above in CGI-US.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Tender Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

If delivering by mail:	If delivering by registered mail or by courier:
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attn: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attn: Corporate Actions

The US Forwarding Agent for the Tender Offer is:

COMPUTERSHARE TRUST COMPANY, N.A.
By registered mail, hand or courier:
250 Royall Street
Suite V
Canton, Massachusetts 02021
Attn: Corp. Act. CPU Canada
Toll Free: 1-800-564-6253

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Notice of Guaranteed Delivery and the Letter of Transmittal may be obtained from the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

Laurel Hill Advisory Group
100 Wall Street, 22nd floor
New York, New York 10005
Banks and Brokerage Firms, Please Call:
(917) 338-3181
Stockholders and All Others, Call Toll-Free:
(888) 742-1305
e-mail: jeinsidler@laurelhill.com

The Dealer Manager for the Tender Offer is:

Deutsche Bank Securities
Mailstop: NYC60-4515
Attention: Rama Ramabadran
60 Wall Street
New York, New York 10005